SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELEMIG CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

Management Report 2007
Telemig Celular Participações S.A.

Shareholders,

Under the terms of legal and statutory provisions, the Management of Telemig Celular Participações S.A. (“Telemig Celular”, the “Company” or “Society”) submits to your appreciation the Company’s Management Report and Financial Statements, with the Independent Auditors’ and Fiscal Council’s opinion, referring to the fiscal year ended on December 31, 2007.

MESSAGE TO THE SHAREHOLDERS

The year was marked by the Telemig Celular’s success in a more and more competitive market, even being involved in a process of sale of its equity control. We continued the process of growth recovery, started on the fourth quarter of 2006 with the definition of an operating and commercial aggressive and innovative agenda, and of an organization structure, which embodies a new incentive system. The fulfillment of the set forth agenda allowed us to go through the period with motivated and focused employees and, thus, keep our industry leading condition as a Company that offers services with the highest quality to the clients and the largest profitability to the shareholders, evidenced by the EBITDA margin.

Net Income and Earnings before Interests, Taxes, Depreciation and Amortization (EBITDA) grew, respectively, 30.9% and 29.6%, reverting the descending trend from previous years. The EBITDA margin was 35.4%, well above the industry average. Total net revenues achieved R$1.4 billion, the all-time highest already recorded by the Company, 15.4 above 2006’s results, showing the improvement in the client base quality. Such improvement came with quality, evidenced by the 27.8% drop in past due accounts, which stayed in 2.3% to net revenues from services (1.5 percentage point reduction in comparison with previous year).

Our client base closed the year with 3.9 million users, 13.5% increase as compared to 2006, with increases in prepaid and postpaid segments. In 2007, we also increased in 2.9 percentage points our gross sales share, which was 30.7%, above the market average, and we reduced the churn rate by 2.4 percentage points, totaling 36.8% . With this, the loss of market share, which in 2006 reached 6.5 percentage points, was reduced to 2.4 percentage points only, and we closed the period with 29.1% estimated market share. Telemig Celular, together with the related company Amazonia Celular, appeared as the best ranked in meeting the quality indicators of the National Telecommunications Agency (Anatel), reflecting the carefulness that we have in serving well our clients.

Our coverage area kept growing and is the most comprehensive of Minas Gerais, an important competitive differential to Telemig Celular. We serve today 628 locations of the State, which means a 7.0% improvement as related to prior year. In 2007, the company participated to the State Government’s “Minas Comunica” Program, which intends to take cellular telephony to all 853 municipalities of Minas Gerais up to the end of 2008. We won the public selection process to serve 134 cities which did not have cellular coverage and, in the year, we arrived at 24% thereof.

We have also enhanced and reformulated our portfolio of products and services to boost consumption and bring more facilities to our clients. We launched subscription plan both to the individual and corporate segments, we introduced new portfolio of recharges and distribution channel, the sale of recharge via handset. The Poupo, product that had great distinction and is directed to the residential client, providing mobility with low investment, was fundamental for the growth of the postpaid client base, raising the capacity to compete also with the fixed telephone carriers. The year 2007 was also marked by a higher aggressiveness in our promotional actions, however, without jeopardize the planned profitability, which was demonstrated by means of the client acquisition cost, which dropped 20.6% in the year. We stimulated, during 2007, the sale of chips and recharges, and we made the selective offer of handsets at more affordable costs and with differentiated advantages.

As a result, we reached the sales leadership in the year at the main retail dates. Another distinction was the beginning of the operation, in November, of the third generation (3G) cellular telephone in Belo Horizonte. We were the first carrier of the country to introduce it, allowing the access of our clients to differentiated services, with data transmission at speeds that reach 3.6 Mbps and make viable, for example, the videocalls. It further allows that the company disputes the broad band Internet market access. In December, we ensured the condition to extend the offer of the technology to all Minas Gerais State, with the acquisition of licenses for providing services, in auction carried out by Anatel. This is an important step towards enhancing the share of data services in our revenue.

The changes have also encompassed the way how we relate ourselves with our employees, who represent the main transformation agents of the Company. In 2007, we adopted a policy that values them even further, providing bonuses to the managers in an aggressive way by the reach of targets associated to the achievement of the Company’s internal agenda. In order to set them, we analyzed, on a case by case basis, with the participation of representatives of each area, which were the results likely to be achieved. And as a way to support the employees in this challenge, we made available resources that make possible their improvement, and we provided 448 thousand hours of presence and virtual qualification.

Innovation was also the mark of our social-cultural action. After being successful in the Pro-Conselho program, which promoted the creation of Tutelage and Children and Adolescent Protection Councils in almost 100% of the cities of Minas Gerais, the Telemig Celular Institute (ITC) transferred the management of the initiative to the participants and lined up a new action plan, which contemplates social and cultural projects. It has defined as target public youngsters from 16 to 29 years and started a range of projects that have in common the fact they combine culture, education and technology, in addition to potential to transform the life of the beneficial owners.

This capability to win challenges and always seek to anticipate the demands of the market justify our optimism. The belief of our good future results is due to the certainty to count on the confidence of our clients, employees, suppliers and shareholders, to whom we are grateful for the partnership.

STRATEGY

Under a strategy that combines the narrow relationship with the clients, the excellence in service providing and the largest coverage, Telemig Celular seeks to reach good operating and financial results.

Relationship with customers - The Company establishes with its users a close and transparent relationship, as a way to retain them in its base and make them to be defenders and broadcasters of its trademark. Among actions to this sense, the Programa Voce and Programa de Contatos stand out, both already awarded as the best consumer relationship initiatives of the country. The maintenance of our own call center is another differential that ensures the quality of service and results in high level of satisfaction of the users.

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Qualification of the team - The search for qualification of the teams, by initiatives that enhance communication and promote knowledge sharing in another pillar of excellence in service providing. The Company offers distance and presence training, conducted by the Corporate University, not only to the employees, but also to members of its value chain. It adopts, as incentive to results commitment, a policy of variable compensation to the managers associated to their performance.

Acquisition and Retention - The Operating Company chooses for the rationality even in a highly competitive scenario, that is, it does not add clients to its base at any cost. Even with the adoption of more aggressive campaigns in 2007, the level of subsidies are applied in a way to not put growth in jeopardy. The use of segmentation based on life time value (value of the client according to the amount of time he/she has been in the base) is paramount in this process, which has the support of the Customer Relationship Management (CRM) system, one of the most advanced of the world and that contributes to the identification of the needs and the desires of the clients. Additionally, the system allows the sharing of information among all relationship channels of the Company with its clients, which ensures the faithfulness of data and the alignment of the information passed.

Technology, quality and coverage - The investments in the enhancement and/or qualification of the network to promote growth of the client base and profitability are constant. In 2007, the pioneering in the adoption of 3G Technology reinforced the Telemig Celular’s commitment with innovation. The fulfillment of Minas Comunica program targets further demonstrated its efforts in taking the best services to the society of Minas Gerais.

THE CELULAR TELEPHONE INDUSTRY IN 2007

The number of cellular telephones in operation in Brazil reached 120.9 million in 2007, 21% growth as compared to the previous year, when the accesses totaled 99.9 million. Thus, the mobile density in the country increased ten percentage points, reaching 63.6 units per 100 inhabitants.

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The most used technology keeps being GSM, which closed the year with 78.5% market share. Now, CDMA covers 17.26% of the accesses in operation, followed by TDMA with 4.26% . The AMPS analogical technology occupies only 0.01% of the market. The prepaid segment had a small growth in the total client base of the country in comparison to 2006, closing the year of 2007 with 80.6% (97.5 million users). The no obligation of paying the bill and the priority for receiving calls keep being strong appeals to justify the preference of the Brazilians for the service. The postpaid plan users, who represent 19.4% of the market, total 23.4 million consumers.

OPERATING PERFORMANCE

Telemig Celular closed 2007 with 3,900,826 clients, 13.5% growth in relation to 2006. The Company holds the largest postpaid users percentage in the base in its area of operation, important factor to the results of the business, once the segment concentrates the higher value added users. At the end of the period, the postpaid segment reached 833,414 clients or 21.4% of the base’s total, representing 4.4% growth when compared to 2006, reverting the descending trend from previous year. The prepaid segment summed 3.067,412, or 78.6% of the base, which represents a 16.3% growth in relation to previous year.

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The Company’s market share at the end of 2007 was estimated in 29.1% . With this, the loss in market share, which in 2006 reached 6.5 percentage points, was reduced to only 2.4 percentage points in 2007. The result reflects a significant improvement as related to previous year, even facing the competitive increase in the Minas Gerais market and it has been consistent with the Company’s strategy to grow with profitability. In the Triangulo Mineiro, the market share grew 3.0 percentage points in relation to previous year, reaching 20.3% .

The gross sales share reached 30.7% in 2007, an increase of 2.9 percentage points in relation to 27.8% recorded in prior year.

Market Share
	1Q07	2Q07	3Q07	4Q07

Market Share (%)	31.1%	30.4%	29.3%	29.1%
Gross Sales Share (%)	28.7%	31.5%	27.2%	33.9%

The annual consolidated churn rate was 36.8%, which represented 2.4 percentage points reduction in relation to 2006. In the postpaid segment, the indicator was 19.8% with a reduction of 3.9 percentage points as compared to 2006. The improvement is consequence of the initiatives for securing the base that reached more than 85%. Among these actions, the differentiated retention offers according to the clients’ profile stand out, in addition to more rigid rules for acquisition of new users, focused on credit analysis and that qualify the client’s profile.

In the postpaid segment, the reflections of the campaigns to attract and retain clients were evident: the churn rate decreased 2.5 percentage points in relation to previous year, and closed the period in 41.6% .

Networks

In 2007, Telemig Celular maintained the network coverage leadership, with 628 locations served, 177 more than the carrier that holds the second largest carrier in coverage in the State. In the year, the GSM/EDGE presented significant growth of traffic and, at the end of the period, it covered 605 locations, while TDMA served 501.

The most remarkable initiative in the period was the launching of 3G Technology, which added value to the clients to the extent it allowed the access to differentiated services. Another object of major repercussion was Minas Comunica, of the State Government, which intends to take cellular telephony to 100% of the municipalities by October, 2008.

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The Company won the public selection process held to serve 134 municipalities that use area codes 34, 35 and 38 (Triangulo, South, North and Northeast), which comprised lot 2, with the bid of R$55.5 million. The contract sign in April, provided for the conclusion of 10% of the works through October, 2007. The milestone was easily exceeded by Telemig Celular, which completed 24% of the total of the works up to the end of 2007. Additionally, the Company is enhancing its coverage in 89 other municipalities considered strategic.

Coverage (Minas Gerais - Total)
	2003	2004	2005	2006	2007

Locations Served (TDMA & GSM/EDGE)	373	401	535	587	628
Number of ERBs (Radio Base Stations)	744	1,320	1,677	1,822	1,915
Number of CCCs (Control and & Commuting Center)	13	13	17	27*	27*
% of population covered in the area of authorization(TDMA & GSM/EDGE)	79	78	82	84	86

* Includes: CCCs, HLRs and media gateways.

In 2007, by the year’s accumulated index disclosed by Teleco (web site specialized in telecom information), Telemig Celular, together with the related company Amazonia Celular, appeared as the best ranked in meeting the targets of quality indicators of Anatel and, in October, it obtained the renewal of the certification of the method of gathering SMP quality indicators for operating Band A, according to the established by Anatel’s regulation. It also renewed the certification to operate in Band E in the Triangulo Mineiro.

Distribution Network

Telemig Celular constantly invests in the qualification of its sales channels and in the diversification of ways to enhance commercialization. One of these initiatives to this sense was reformulating its virtual store, with the facilitation of browsing, better visualization of products and services in addition to promotions and benefits, exclusive to internet users. Another news was the beginning of serving corporate customers at the stores, specially small and medium-sized companies. The initiative has the objectives to increase sales by the channel and enhance the ways of contact with the Company. Telemig Celular maintains the following distribution channels, direct and indirect.

Wholly-owned stores - They were 20 at the end of 2007, one more in relation to previous year.

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Araujo Stores - The Company maintains 34 kiosks in the drugstores network in Belo Horizonte, which follow the store-in-store concept and work as an extension of the wholly-owned stores.

Tele-sales - In the year, it was responsible for the acquisition of more than 12 thousand postpaid clients. The channel performed 103.4 thousand monthly contacts with consumers, in active and receptive telemarketing service.

Accredited partners - The number of accredited partners reached 364 points of sale, all Telemig Celular exclusive.

Retailers/dealers - In the segment, there was an increase of capillarity with the installation of 157 points of sale. Thus, there was in the State, at the end of 2007, 561 points of sale, thanks to the consolidation of partnerships with major national and regional chains.

Recharge distributors - The Company holds 43 distribution sub-channels of physical and virtual recharges and it operates in 32 thousand points of sale throughout the State of Minas Gerais.

Products

The main launching of the year was Poupo, telephone that may be use at home, at work or any space that has an electric power outlet, within Telemig Celular’s coverage area, with no cost, need of specialized technical visit or telephone exclusive inlet. The product offers tariffs up to 40% lower in comparison to the existing telephony, and in includes telephone device, minutes and intelligent services.

Services

One of the innovations in the area was the Credit Transfer service, which allows that customers transfer R$3.00, R$5.00, R$10.00 or R$50.00 among them, by means of their own handset, via SMS. The credits received may be used for services of voice, data and message remittance, and they are valid for seven days. It was also launched a mobile media application with no precedent in Latin America, the Se Liga, which discloses products, services and promotions in the cellular screen when the equipment is idle, by means of silent and no intrusive messages.

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Promotions

Telemig Celular’s Christmas - The clients who activated a Telemig Celular’s chip in one of the cellular card plans will receive 20 times the amount of the first activated credit in the month, during 12 months. This promotion is valid for a minimum recharge of R$20.00 each month. The users of the Conta and Controle Plans will be exempt from the plan franchise and subscription, in alternate months, during 20 months, in addition to have access to handsets at R$10.00.

Buy a Telemig Celular chip and earn 15 times the amount of activated credit per month - The campaign was launched in September, as of the first credit activated by the client, each month, was multiplied by 15, during one year. This promotion is valid for a minimum recharge of R$20.00 each month. Additionally, for each minute of incoming call, the user earned R$1.00 as bonus.

Valentine’s Day - It brought as benefit to the subscribers the possibility to talk at R$0.05 per minute up to the end of the year, from Telemig Celular to Telemig Celular of the same area code.

Mother’s Day - Clients who activated a Telemig Celular chip in one of the card’s plans and the users of the Conta and Controle plans have chosen a Telemig Celular number of the same area code to freely talk for ever.

Father’s Day - The clients who activated a Telemig Celular chip in one of the card’s plans and the users of the Conta and Controle plans have chosen a Telemig Celular number of the same area code to talk with zero tariff for ever.

Turbinated Chip - It was directed to new clients of the prepaid segment and to consumers that were already in the base and elected to migrate from the TDMA technology to GSM. In acquiring the GSM chip, the client received a R$10.00 bonus, being R$5.00 at the time of purchase and another R$5.00 credits up to 48 hours after activation. Additionally, in activating the first card, the client earned a bonus of the same amount and, each minute of incoming call, another R$1.00 bonus up to the limit of R$10.00.

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Corporate Market

In 2007, the Operating Company prioritized the conquest of clients with commitment of traffic volume and the protection of its corporate base. For such, it enhanced its portfolio, with the launching of the Flex plans, which combine tariff facilitation with simplicity and attractive payment forms. They are of three types: Flex Individual, where franchises and handsets are contracted for each employee; Flex 600 Shared, where the employees of the company use the same franchise; and Flex Control, with fixed monthly expenditure. The new plans ensure decreasing tariffs according to the client franchise, as well as discounts in the monthly amount according to the number of cellular contracted. At the end of 2007, the new plans of Telemig Celular Companies portfolio already represented 20% of the Company’s portfolio.

With regards to corporate clients’ protection, the Company exceeded the milestone of 85% of its client base. Among the initiatives that favored this result is the strengthening of the active telemarketing, which anticipates to the demands of the corporations. For contacting with high value clients, Telemig Celular also bet on present and proactive service, made by its dealers throughout the State. The promotions were also important for securing the base. According to the duration of new contracts, they become more aggressive and are extended for longer periods. While in 2006, 95% of the promotions had 12-month term, at the end of 2007, 48% already reached periods of 15, 18 or 24 months.

Additionally, in all corporate client there is a manager with whom Telemig Celular keeps a closer contact, by means of e-mail, mailing (distribution list) or SMS, in a way to narrow the relationship.

Roaming

At the end of 2007, Telemig Celular accounted for 138 international GSM roaming agreements in force, which represented 99% of the traffic interest of its users. In addition to enhance its coverage, the Company also started to offer to the clients the option to select among more than one carrier in the countries with larger traffic demand, which will allow the offer of lower tariffs. In 2007, the service was extended to the main nations of Central America, Eastern Europe, Africa, Asia and Oceania. In the year the prepaid international roaming and Controle plans were launched. The service allows receiving calls abroad and receiving and sending free text messages.

It also entered into roaming agreements of GPRS data with carriers from Europe, North America and South America.

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Now, the national GSM automatic roaming covers all Brazil by means of agreements with the telephone carriers Claro, TIM, Brasil Telecom Celular, CTBC Celular and Amazonia Celular, including for prepaid accesses and roaming of data service. In 2007, the GSM roaming with Vivo was launched, which allowed the offer of more competitive tariffs.

REGULATORY ASPECTS

Among the regulatory events of the year, the following stand out:

• In July, 2007 an agreement was signed among the Commuted Fixed Telephone Service carriers and Personal Mobile Service (with the exception of Embratel, Intelig, GVT and TIM-LD), ratifying the provisional pact set forth in 2006, which provided for the 4.5% adjustment in the VU-M and determined new 1.97% adjustment on the VU-M practiced in 05/31/2007. In the same negotiation, the terms for the adjustment in 2008 were decided, in an amount equivalent to 68.5% of the index that may be applied and confirmed by Anatel for the tariffs of VC-1 local calls Fixed-Mobile of the Basic Plan of Local Concessionaires.

• The publication of the New SMP Regulation, in force as of February, 2008 required that Telemig Celular got prepared, along with the last quarter of 2007, to serve and meet the established deadlines and minimize possible impacts resulting from the alterations required, mainly related to customer service.

• The Portability Implementation Group (GIP), leaded by Anatel with the participation of all telephone carriers, decided in a joint way about the operation of the model provided by the regulation of Numerical Portability and elected the Brazilian Association of Telecom Resources (ABRT) as Managing Entity of the Portability Data Base, taking a large step forward to make the new model viable, within the foreseen deadline. Telemig Celular has already contracted network and Information Technology solutions, as well as it revised all operational processes needed to the introduction of the portability in August, 2008, initially in the locations with Area Code 37. The other cities of the area of service providing will be served as of November, 2008.

• In the auction occurred in December 18, 2007, Telemig Celular acquired radio frequency in 2.100MHz in all its operation area, for enhancing the third generation of service providing of cellular telephone. The Company won two lots, in a total of R$53.5 million, with average 36% premium, being the smallest premium paid among all participant Companies and well below the auction average premium of 79%. It was pioneer in launching 3G products in Brazil, in 2007, using the 850MHz frequency, after overcoming regulatory issues that prevented the offer of services.

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• As of the renovation request of the right to use the radio frequencies of telemig Celular - Band A, asked in 2006, the company has followed up the approval, by Anatel, of the renewal of its radio frequencies in the 850MHz, 900MHz and 1,800MHz bands. In 10/19/2007, the Act 67989/2007 was issued, which authorized the renewal of the Telemig Celular’s radio frequencies for more 15 years. The Authorization Term of Use of Radio Frequencies has already been signed by Telemig Celular’s representatives and is in execution stage by Anatel’s representatives.

INVESTMENTS

In the year, the Company’s investments in property, plant and equipment reached R$293.3 million, a 16.2% growth in relation to the previous period. The resources invested in network focused in enhancing capacity, expansion of coverage in new municipalities and improvement of quality of the GSM/EDGE network, which presented a significant traffic growth during 2007. In order to meet this growth, the Company continued to expand the Split architecture with the suppliers, which allowed higher reduction of operating expenditures. Two new Media Gateways were introduced into the network. This project also included the enhancement of the IP backbone, which made viable the network operation in a more qualified way and with more reliability.

Investiments (R$ million)
	2003	2004	2005	2006	2007

Network	26.2	234.8	228.1	199.9	223.4
Information Technology	36.1	28.5	28.7	28.5	41.2
Others	5.1	37.8	19.9	24.1	28.7

Total	67.4	301.1	276.7	252.5	293.3

The Telemig Celular investments are always evaluated and defined considering the EVA (Economic Value Added), indicator capable to point out the return on capital destined to specific programs of the business units and to align the interests of managers and shareholders.

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ECONOMIC AND FINANCIAL PERFORMANCE

Net revenues

Net service revenues was all-time record already registered by the Company, totaling R$1,276.9 million in 2007, increase of R$189.5 million or 17.4% in relation to the previous year as a consequence mainly from the expansion of R$149.3 million, or 34.7% in interconnection revenues. This variance is th result (i) of the improvement of the customer’s use profile and the growth of the base, both in the prepaid and postpaid segments, and (ii), the adoption of the full billing rule.

Data revenues, which portfolio was enhanced and improved in view of the GSM/EDGE technology, reached R$85.5 million in the year, below the R$88.5 million recorded in previous year. This reduction is consequence of larger incentive occurred in the campaigns of use of data services in the year of 2006 associated to the World Cup. Net equipment services totaled R$100.5 million in 2007, 5.3% drop as compared to 2006, when it stayed in R$106.1 million as a consequence of the smaller equipment share in new activations.

Thus, total net revenue reached R$1,377.4 million in the year, is the highest already recorded by the Company, being 15.4% higher than the accumulated in previous year.

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Average revenue per user.

The postpaid average revenue per user was 198 minutes in 2007, exceeding 185 minutes recorded in 2006. The addition results from the efficiency of the campaigns of incentive to use and a better quality of acquisition. The average revenue per user (ARPU) of the postpaid segment grew 13.1%, totaling R$78.9 million at the end of 2007. This increase is consequence of the success achieved with the campaigns of incentive to use and the adoption, in July 2006, the full billing rule.

In the prepaid plan, the average use per month was 37 minutes per user in 2007, above 29 minutes recorded in previous year, as a consequence of the efficiency of the campaigns of incentive to use. Now, the average revenue per user (ARPU) of the prepaid segment increased 30.3% as compared to 2006, reaching R$14.6 at the end of the year. Once again, this increase is consequence of the success achieved with the campaigns of incentive to use which caused higher incoming and outgoing traffic volume and the adoption of the full billing rule.

As a result, the blended average monthly use per user (which takes into consideration the postpaid and prepaid segments) was 73 minutes in the year, while in 2006 it stayed in 67 minutes. The blended average revenue per user (ARPU) closed 2007 in R$28.7, a 13.3% increase as compared to previous year.

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Operating costs and expenses

In 2007 costs and expenses (excluding depreciation, amortization and cost of equipment sold) in 2007 had 14.9% growth in relation to the R$687.1 million recorded in 2006, totaling R$789.2 million. The increase is mainly related to the growth of traffic, to the campaigns of incentive to use and to the adoption of the full billing rule. The Company’s commitment with the reduction of costs may be demonstrated by the 6.0% drop of general and administrative expenses.

Acquisition and retention cost

One of Telemig Celular’s guidelines is not entering into irrational prices and subsides disputes. The Company seeks to minimize the possible impacts of this behavior by means of improvement of its relations with the customers and the offering of better products and services. In 2007, despite the market fierce competition and a better Company’s performance, with net revenues 25% higher than previous year, the customer acquisition cost reached R$117, R$30 below R$147 recorded in 2006. This drop is the result of lower subsidies and also the reduction in cost of handsets due to the negotiation of prices with suppliers. In the fourth quarter, the acquisition cost was R$106, the smallest recorded since the second quarter of 2004, when there were only three carriers in Telemig Celular’s operating area.

The retention cost as a percentage to net service revenues reached 18.5% in 2007, a 3.0 percentage points increase in relation to previous year, when it was 15.5% . The increase results from continuous efforts for the maintenance of better and more profitable clients into the base.

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Acquisition Cost
	1Q07	2Q07	3Q07	4Q07

Acquisition Costs per Customer (R$)	124	120	127	106

Bad debts

In the year, the bad debt was reduced in 27.8%, from R$41.4 million in 2006 to R$29.9 million in 2007. This reduction is consequence of the establishment of rules for the acquisition of customers focused in credit analysis, of adequate incentives to the distribution channels and the application of new collection rules.

As a percent of net service revenues, the bad debt reached 2.3% in 2007, a 1.5 percentage point reduction in relation to the 3.8% recorded in 2006.

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Profitability

EBITDA (Earnings before Interests, Taxes, Depreciation and Amortization) of 2007 reached R$452.0 million, being the highest amount since 2004 and being 29.6% above the amount registered in the year of 2006. This amount corresponds to 35.4% of the net service revenues or 32.8% on total net revenues.

Profitability
	1Q07	2Q07	3Q07	4Q07

EBITDA (R$ million)	121.2	127.8	112.4	90.5
% on set service revenues	40.4%	40.1%	34.8%	27.0%

EBITDA Statement - Consolidated (R$ thd)
	2006	2007

Operating Profit	213,284	275,785
Financial Income	(99,732)	(84,062)
Financial Expenses	82,882	82,850
Foreign Exchange Expense (Income)	(21,099)	(30,075)
Depreciation and Amortization	173,330	207,493
EBITDA	348,665	451,991

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Net Income

Net income recorded in 2007 was R$148.4 million (R$4.099 per share), such result being 30.9% higher than 2006.

Depreciation and amortization

In 2007, the depreciation and amortization expenses reached R$207.5 million, 19.7% above the amount recorded in previous year. The increase results from higher volume of investments performed.

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Financial position

At the end of 2007, the Company’s debt balance was R$147.9 million, being that R$141.7 million were denominated in North-American dollars. This amount was covered by hedging operations, which objective is to reduce foreign exchange risks.

Debt Maturity	Amount (R$ million)	% denominated in US$

2008	-	-
2009	141.70	100%
2010 a 2017	-	-
2008 a 2021	6.20	-

On December 31, 2007, the total indebtedness was offset by resources available in cash (cash, cash equivalents and short term investments) in the amount of R$730.6 million, but under the impact of accounts payable from hedging operations in the amount of R$91.6 million. With this, a R$491.1 million negative net debt (net cash) was recorded.

Indebtedness (R$ million)
	2003	2004	2005	2006	2007

Total Debt	489.1	482.8	236.2	171.0	147.9
Net Debt	(190.6)	(487.5)	(450.1)	(313.2)	(491.1)
% of debt in US$	66%	83%	99%	100%	96%
% of debt US$ hedged	100%	56%	100%	100%	100%
% of debt in currency debt	10%	5%	0.7%	-	-
% of debt in US$ na dcurrency basket	76%	88%	100%	100%	96%
% of debt in US$ and currency basket hedged	100%	52%	100%	100%	100%

Interest Coverage Ratio and Liquidity Ratio
	2003	2004	2005	2006	2007

Net Debt / EBITDA	(0.4)	(1.0)	(1.0)	(0.9)	(1.1)
Net Debt / total assets	-11%	-23%	-22%	-16%	-21%
Interest Coverage Ratio	9.6	10.8	11.7	17.5	28.2
Current Liquidity Ratio	2.3	2.0	1.7	1.5	1.8

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Free cash flow in 2007 reached R$165.1 million, above the R$4.9 million recorded in previous year. This difference is mainly consequence of the increase in EBITDA and working capital variation.

Free Cash Flow (R$ million)
	2003	2004	2005	2006	2007

EBITDA	489.5	478.9	431.2	348.7	452.0
Investments	(67.4)	(301.1)	(276.7)	(252.5)	(293.3)
Taxes	(64.6)	(70.3)	(70.8)	(39.4)	(75.6)
Minority Interest	(26.3)	(33.4)	(32.1)	(23.1)	(28.8)
Net Financial Expense	69.9	102.0	100.3	59.5	68.0
Working Capital Variance	(43.5)	204.6	47.9	(88.3)	42.8

Free Cash Flow	357.6	380.8	199.8	4.9	165.1

Main taxes, fees and contributions paid (R$ thd)
Description	2006	2007

PIS	8,637	10,388
COFINS	41,657	47,932
Social Contribution	15,108	19,135
Corporate Income Tax	64,930	71,203
ICMS	220,802	235,367
Fistel	48,300	59,269
Fust / Funttel	7,586	8,499
CPMF	6,841	6,427
CIDE	1,188	251

Total	415,050	458,470

The Stock Market

For the fifth consecutive year, the Sao Paulo Stock Exchange closed in high value and was the best investment in the country. The Ibovespa, its main index, closed 2007 with positive variance of 43.65% . The Telecommunications Sector Index (Itel) presented a 16.11% growth in the year. Telemig Celular’s shares corresponded to 5.5% of the portfolio in the last four-month period.

The Company’s common shares, traded under the ticker symbol TMCP3 closed at R$111.00, which represented a 54.38% appreciation. Now, the preferred shares (ticker TMCP4) presented a 19.78% appreciation in the year, closing at R$48.51.

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In the year, the monthly average volume was 2,307 thousand while in 2006 it was 1,883 thousand per month. Now, the financial volume of the transactions reached R$140.5 million, above R$87.1 million recorded in the previous year. In the international market, the ADR’s traded by Telemig Celular in the New York Stock Exchange reached, in December 31, US$56.15 while, in the previous year, they had closed at R$38.25. The difference represents a growth of 46.80% . The monthly average volume traded was 846 thousand of ADR’s, below the 1,040 thousand recorded in 2006. The average financial volume was US$41.7 million, while in previous year it was US$42.5 million.

Indexes

In addition to Itel, the Telemig Celular’s shares integrate the following Bovespa’s indexes:

Ibovespa - In the main indicator of the average quotation performance of the Brazilian stock market, the participation of the Telemig Celular Participações preferred shares in the portfolio of the last four-month period of 2007 was 0.325% .
IBrX - The Brazil Index measures the return of a theoretical portfolio comprised by 100 stock selected among the most traded at the Bovespa, in number of transactions and financial volume. There, Telemig Celular Participações had 0.164% participation in the portfolio of the last four-month period of 2007.
Bovespa Value Index - 2nd tier (IBVX-2) - It was developed by Bovespa and by the Valor Economico newspaper to measure the return of a hypothetical portfolio made up exclusively by securities issued by companies of excellent concept according to the investors, classified from the 11th position, both in terms of market value and the liquidity of its shares. In the index, the Company’s participation in the last four-month period of 2007 was 0.637% .

Capital Stock Evolution

In May 2007, in an Extraordinary Shareholders’ Meeting, it was approved an increase to the capital stock of Telemig Celular Participações in the amount of R$23,996,082.78 by the incorporation of part of the credit held by the controlling shareholder Telpart Participações S.A. in the Company under Goodwill Special Reserve. This amount corresponds to the effective tax benefit earned by the Company in view of the amortization of the deferred asset in the fiscal year ended on December 31, 2006.

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The shares issued by the capitalization were destined to the controlling shareholder Telpart Participações S.A., having the other shareholders the possibility to exercise their preemption rights in the subscription. The capital increase kept the proportion of the number of shares of all existing types, and each shareholder could exercise the preemption right proportionally to the identical shares he/she already had. In total, 1,623,072,542 nominative common shares with no par value and 2,740,987,203 nominative preferred shares with no par value were issued.

Dividends

In 2007, Telemig Celular Participações distributed to its investors R$34,6 million under dividends referring to the fiscal year of 2006, being that the amount per thousand common and preferred shares was R$0.096681.

Dividends (R$ per thousand shares)
	Common Shares	Preferred Shares

2007	0.0967	0.0967
2006	0.2571	0.2571
2005	0.2285	0.2285
2004	0.1177	0.1177
2003	0.1110	0.1110

For the fiscal year of 2007, the Company presented a dividend payment proposal in the amount of R$38.5 million which will be confirmed in General Shareholders’ Meeting. The dividends will be paid, except otherwise decided by the general shareholders’ meeting, within 60 days from the date when they are approved and, in any case, within the fiscal year where their payment are declared.

Reverse Share Split

In Telemig Celular Participações S.A. General Extraordinary Meeting, held on July 12, 2007, it approved the performance of reverse share split of its capital stock, to meet a request made by the Sao Paulo Stock Exchange and adjust the unit price of the shares to a more appropriate level under the market point of view, once the unit quotation provides more visibility in relation to the quotation per 1,000 (one thousand) shares, as well as to reduce operating costs and increase the effectiveness of the recording, control and disclosure systems of the information to shareholders. The reverse share split occurred in the proportion of 10 thousand shares per each share of the respective type. The remaining

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fractions were grouped in integral numbers and sold in auction at the Bovespa, being the resulting amounts conveyed to the shareholders that held them.

Shareholders’ Structure

Shareholders' Structure (31/12/2007)
Telemig Celular Participações S.A.	Common	%	Preferred	%	Total	%

Telpart Participações S.A.	7,258,108	53.90%	969,932	4.27%	8,228,040	22.72%
	20.05%		2.68%		22.72%
Minority Interest	6,207,951	46.10%	21,771,070	95.73%	27,979,021	77.28%
	17.15%		60.13%		77.28%
Total	13,466,059	100.00%	22,741,002	100.00%	36,207,061	100.00%

CORPORATE GOVERNANCE

Telemig Celular is driven by the best practices of corporate governance, in a way to ensure the transparence of its relations with shareholders and the market. With the appearance of Sarbanes-Oxley Act (Sox), in 2002, the Company started to adopt the necessary measures to fulfill all sections applicable to the foreign issuers that trade stock in the United States stock exchange.

In 2006, with the creation of a Risk Management area, responsible for promoting the fitting and consequent certification, sequence was given to the activities that were already being developed since March, 2004, as of the retaining of a specialized consulting company which helped identifying the risks and mapping and assessing the internal controls of key processes, which was completed by mid-2005.

Even with the attestation occurring when the 2007 Annual Report (Form 20-F) is filed with the Security and Exchange Commission (SEC) in the United States, Telemig Celular Participações and its operating subsidiary performed the works during the year, once more coordinated by the Risk Management area.

For the 26 internal business process mapped, 294 key controls have been defined, which were assessed and tested by the internal and external auditors.

These Internal Audit’s works, together with the External Auditors’ team, had as objective to correct eventual deficiencies, validate their operation and attest their effectiveness.

The project involved all areas of the Company and has also contributed to once more emphasize the concepts of risk and internal controls to all employees.

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In addition to keep the Company and its operating subsidiary compliant to the Sox requirements, the attestation is also an opportunity to demonstrate the Company’s concern in acting in a business context where ethics, consistency and, mainly, the transparence of the information transmitted to the market and shareholders must prevail.

The Company keeps an Investor Relations area to serve the shareholders and market analysts by telephone (31 9933-3535), Internet (ri@telepart.com.br) or personally. The RI’s web page (www.telemigholding.com.br) concentrates the disclosure of the main facts and reports referring to the Company’s events.

Telemig Celular Participações’s management is attributable to two bodies: the Board of Directors and the Executive Management.

Board of Directors

It is comprised by 11 members who meet ordinarily each quarter and extra-ordinarily when convened by the chairman of the Board or by two board members (in 2007, there were 11 meetings). The board members are elected in General Shareholders’ Meeting - where the president and vice-president are elected - for three-year tenure.

Among the main attributions of the Board of Directors are: to set up the Company’s overall commercial strategies and policies; to elect and dismiss officers; to supervise the Management and examine the corporate records; to convene general shareholders’ meetings; to issue an opinion on the Annual Report and the Management’s financial statements; to assign the independent auditors; to set the payment of interests on shareholders’ equity; and to authorize the purchase of Company’s stock, to the extent allowed by law.

Fiscal Council

It has a permanent character and it is annually elected by the shareholders, and its main function is to monitor the Management’s activities, to examine the financial statements of each fiscal year and to issue an official report about them. The body acts in an independent way in relation to the Board of Directors and to the external auditors. Currently, it is comprised by four members. In 2005, it went through an adaptation to also assume the functions provided by the Sarbanes-Oxley Act for audit committees. During the fiscal year ended on December 31, 2007, 17 Meetings of the Company’s Fiscal Council were held.

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Executive Management

Currently, the Company’s Executive Management is comprised by a Director-President, who accumulates the function of Financial Officer as well as the functions of Director of Investor Relations and a Human Resources Director. It is attributable to the Executive Management the quotidian management of the Company, performing the decisions of the Board of Directors.

Compensation of board members and executive management

As provided by the Corporation Law, the overall amount available to compensate board members and executive management, the overall amount available to the individual compensation of the fiscal council members as well as to the payment of profit sharing to the administrators, is decided in the General Shareholders’ Meeting. The Board of Directors is responsible for setting up the individual compensation and the participation in the profits of each director, as well as by the compensation of the board members themselves.

Disclosure Committee - It has as objective to provide to the Investor Relations’ area the support necessary for the complete and punctual disclosure of the information related to the Company and its operating subsidiary and their businesses. It is comprised by four members assigned by the Officers for one-year tenure, with possibility of reelection. It meets regularly each quarter and, extraordinarily when needed.

Managing Committee of the Granting Plan of Stock Option Plan

It is comprised by four members indicated by the Board of Directors, it is responsible for the management and operation of the stock options program, with the functions, among others, to decide on the eligible participants who will receive options and to interpret and clarify doubts about the granting plan of Company’s stock. The Company closed, in 2007, its first stock options plan, created on October 05, 2000. The second plan, most recent, of December 29, 2003, had set up as maximum exercise deadline the date of January 15th, 2008.

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Policies and codes

Aligned with the best practices of corporate governance, the Company designed codes and policies that determine standards of conduct and responsibility desired in developing businesses and in the relationship of the parties concerned. Among them are:

• Investor Relations Policy - It has the objective to discipline and align the efforts of all involved with the Investor Relations program in search of adoption of measures that contribute to increase the price and liquidity of the Company’s shares and result in return on the strategies adopted in conducting the IR strategies. At the same time, it seeks to provide more visibility to the Company and to its differentials in the capital market, and, further, to ensure the Full Disclosure to keep the equality in the negotiations of securities issued and traded in stock exchange, protecting the shareholders, the investors and the capital market itself.

• Documents Retention Policy - it sets forth preservation terms for documents on file, under the form established by the Brazilian legislation and recommended by the Securities and Exchange Commission (SEC).

• Dividends Policy - Telemig Celular’s By-laws determine the payment to the shareholders of, at least, 25% of the annual net income as dividends, referring to each fiscal year ended on December 31, in line with the Corporations Law. The profit may be adjusted and capitalized, used for absorbing losses or have another destination, according allowed under the terms of the Corporations Law. Thus, it may not be paid as dividend, in case the Board of Directors so decides, to preserve, if needed, the Company’s financial health. The by-laws also allows the payment of interim dividends in the current year, with the use of net income referring to a six-month period or shorter, based on a balance sheet prepared by the Management or with the use of pre-existing or retained earnings contained in the Annual Balance Sheet or the Semi-Annual Balance Sheet of the previous fiscal year. The shareholders may claim dividends in a period of up to three years after the date where they have been made available.

• Code of Ethics - It is broadcasted among the employees and all of them formalize their acceptance committing themselves to act in accordance with it. It sets forth standards of conduct which regulate the behavior in the Company’s environment in relation to its various publics. It has been made available a channel to receive denouncements of violations of the code, ensuring secrecy to whoever reports the events. In 2007 a campaign was held to broadcast this channel, which can be accessed via Internet, by means of the Company’s web site or by the call-center.

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RISK MANAGEMENT

Telemig Celular Participações maintains a Risk Management area, which objective is to disseminate the good practices of corporate governance among the operating teams, in such a way to ensure that its actions properly consider and size the business risks. The area is responsible to ensure the reach of the objectives and the fulfillment of the strategies, observing and reporting the needs to adequate the operating procedures, to reduce and exposure do possible negative events.

• Product Risks - In order to guide the formatting of its products and services, as well as to earn the consumers’ perception with regards to the trademark, Telemig Celular performs the Focus Panel, which comprises interviews with approximately 100 thousand clients of its base and users from the competition. The Company’s Customer Relationship Management system, SOL, is one of the most advanced of the world, it allows the elaboration of products and services adequate to the consumers’ expectations and needs. Having such instrument as basis, the Company constantly updates is portfolio of solutions.

• Market Risks - Telemig Celular does not get into irrational disputes of prices nor neglects the growth of its base or the search for retention of consumers, making its promotions smoother or more aggressive according to the market rhythm, but always ensuring margins of return. Thus, it bets on differentials, as the largest signal coverage, quality in service providing and offering of a wide and consolidated portfolio of solutions capable to attract and retain customers, even if its prices are equal to or higher than the competition. It also stands out its innovation capacity, demonstrated, for instance, in the launching of the 3G in Brazil. The differentiated service, ensured by the maintenance of its own call center and training for all professionals of the several sales channels and contact with the consumer, associated to the relationship program, is another differential to face competition.

• Commercial Processes Risks - The Operating Company adopts the concept of remunerable sales in all its distribution channels, which deducts from gross revenues of postpaid activation all contracts with irregularities, cancelled or suspended by fraud, the migrations descending from plans and the cancels occurred for the lack of payment of one of the first two bills. Knowledge and ability to fight frauds make part of this basic curriculum of sales force formation.

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• Technological Risks - Committed to the growth of network and the GSM/EDGE services, the Company also invests in the Information Technology area and in the development of technological platforms. Additionally, it performs continuous tests involving 3G technologies. It is also introducing, according to the regulation, the resources to ensure the numerical portability, which will start by mid-2008.

• Bad debt Risks - The Company has credit policy defined for the entrance of new clients into its base, in a way to qualify it and minimize the risk of bad debt. To the same sense of minimizing risks, it adopts the proactive behavior and indicates the plan most adequate to the customer’s income and consumption profile. It also has a defined collection policy, it contracts services of specialized companies to achieve better recovery indexes of the bad debt portfolio, and it periodically reviews its negotiation policies to enhance the possibilities to settle the debt.

• Environmental Risks - Telemig Celular marks its action by an Environmental Policy, which determines the fulfillment of all legal requirements, in addition to preventive practices and/or those that contribute for the preservation of the natural resources.

• Disasters or Weather Risks - The Company has a backup site of the Data Processing Center, which ensures, even in case of disaster or malfunction, the maintenance of the information stored. It also has an IT’s Disaster Recovery Plan, which records the processes, procedures, and the responsibilities for use in case of disaster, meeting the requirements of Sox, and a disaster recovery plan in its communication networks, which identifies the risks of interruption of service providing and it maps the solutions for relevant events. Additionally, all assets of higher value are duly covered by insurance.

• Regulatory Risks - It is kept a team exclusively dedicated to the follow-up of the regulatory events, which ensures agility and flexibility to promote adaptations required by eventual changes in the rules of the industry. In addition to the institutional relationship with Anatel, the Company keeps dialogue with the other players of the industry by means of the National Association of Cellular Carriers (ACEL), entity that debates themes related to the cellular telephony and protects the interests of its affiliates which, in many cases, work together to defend their positions.

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• Investment Risks - The investment decisions take into consideration the incremental cash flows of the projects, assessed under the criteria of net present value (VPL), internal rate of return (TIR) and pay-back period. The assessment of discounted cash floes is also made by means of analysis of scenarios and sensitivity to confirm the project’s creation potential or value addition.

• Financial and Liquidity Risks - Regardless of its solid and significant cash generation, the Company and its operating subsidiary adopt a conservative policy in the use of the interest bearing resources. At the end of 2007, it maintained a foreign exchange protection for 100% of its foreign currency debt. In the same period, its liquidity situation was very comfortable, as it had excess cash in relation to the debt, which significantly reduces the risks associated to default of its financial obligations.

HUMAN RESOURCES

Its 2893 employees represent, for Telemig Celular, an important competitive edge. The Company constantly invests to incentive them by means of offering learning opportunities, adoption of ethical and non discriminatory practices, maintenance of a nice and high productivity working environment and fair compensation.

In the Organizational Climate Research held in 2007, the satisfaction index of the employees was 7.8 points (within a scope of 10 points), result above the average recorded by other companies, according to the market research made by the institute that applied the questionnaire. 89% of the Telemig Celular’s professionals participated in the survey.

In the year, the Operating Company intensified initiatives of recognition of the value of the employees. The Targets Program, for example, involved 255 managers and it consists in setting up quantitative results to be achieved in the year. One of the differentials is the fact of being participative: Telemig Celular’s president meets with representatives of each area and defines indicators possible of being achieved. The bonus for exceeding targets is aggressive.

Now, the Program of Strategic Resources elects, based on the managers’ indication, associated to the performance of the professional and to the relevance of their activities, those employees that reveal themselves fundamental to the Company. They can earn up to two salaries of bonus based on the results. In 2007, 78 people were indicated.

The Company is also concerned to provide conditions so that the employees develop competences, being that in 2007 it offered 448 thousand hours of training, a R$4.1 million investment. It keeps a Corporate University, the Campus, which promoted in the year 1,327 presence and virtual trainings corresponding to 210,669 attendances, including owned employees of from companies that integrate Telemig Celular’s value chain.

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The training actions directed to the managers seeks to develop the competences such as leadership, results orientation and communication. And the initiatives directed to the sales force and to the call center have as objective to improve the capabilities related to client focus.

Standing out initiative was the Leader Training, which objective was to capacitate managers towards an excellent performance in people’s management and, thus, forming, developing and retaining high performance teams. The leaderships attended three presence modules: Labor Relations Management, Projects Management and Communication Management. The average attendance of the leadership was 81% and the satisfaction was 88%.

One of the main instruments of the Corporate University is the Virtual Campus, which concentrates the most part of the actions, with solutions of personalized trainings for each employee, developed from its trajectory and need to develop competences. Its quality was confirmed once more with the achievement of the E-Learning Award Brazil 2007/2008, one of the most important of Latin America.

Still in the virtual environment, there is the ClicNet, the Company’s Intranet, which is the Telemig Celular’s main internal communication channel, which makes available to all employees the information about the business, the knowledge about processes and internal procedures and make available management systems, as the Vacation Scheduling System and Opinion Research, improved in 2007. The Intranet accounted for, in 2007, a monthly average of 745 thousand accesses. In a survey, the employees pointed out as one of the most relevant points of the tool, the fact that it provides wider knowledge about the company and reduction of the time to seek for information and requesting the service providing.

In order to get the employees close and to place them in contact with the reality experienced by the professionals who directly serve the clients, the Company created the A Day at Work in the Call Center which involved, during four months, 378 employees. The same program was introduced later in the stores, during one month, with the participation of 50 professionals. During one day, they took over tasks that are fulfilled by the colleagues of the two areas. In addition to promote the integration between the employees, the project contributes to the improvement of the processes and the identification of business opportunities. The satisfaction index with regards to the participation in the project was 96%.

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Another highlight of the year was the Itinerant HR, initiative through which representatives of the Human Resources area go to the stores and CCC’s of Telemig Celular to present the actions developed by the area. In the meetings, which have among its objectives to integrate even further these collaborators into the Company, there is also space for the participants to clarify their doubts and make suggestions for the improvement of the policies employed in the people’s management.

In order to inform the employees and incentive event further their participation in the business it is also held the event Meeting with the President, where there is the presence contact of the employees with Telemig Celular’s chief executive officer. There, the Company’s results and the upcoming challenges are discussed about.

In the scope of the Minas Comunica project, the employees may sign up to represent the Company in the service activation ceremonies in the locations. Those that come from the cities to be visited have preference. In case there is none, lots are drawn among the interested people. Ten employees represented Telemig Celular in 14 cities of Minas Gerais already activated in the Minas Comunica project.

Selection

In order to select its employees, Telemig Celular uses as criteria the identification of the competences it considers fundamental to the business, as customer drive, results orientation, leadership, communication, innovation, mobility to move, domain of the business and response speed. The program Young Talents selects interns to act in several areas and provides them the conditions for professional development. The participants are guided by the Company’s managers and assessed each quarter. The interns also evaluate the manager’s action and attend lectures conducted by professionals of different areas of the Company.

It is also maintained a program of inclusion of handicapped people, being that currently 39 work at Telemig Celular. Next year, the Company is likely to enhance the partnership with entities to qualify more professionals to the corporate activities.

Health

The Vida Legal program incentive the self-management of life style of the employees, broadcasting information about healthy habits and performing activities that provide wellness. Among them are the vaccine campaign (2,300 people taken vaccine in 2007), anti-stress workshops (1,000 daily services at the call center), speech disorders orientation (700 employees benefited monthly), sporting practices (780 participants), food reeducation (400 people involved in the year), 20 psychological individual presence sessions (eight sessions per employee), Health Week and Internal Week of Labor Accident Prevention.

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TELEMIG CELULAR INSTITUTE

In 2007, the Company invested R$2.6 million (own resources) in the development of social and cultural activities. To this amount, R$4.5 million must be added, passed by means of the Minas Gerais’ Culture Incentive Law and R$1.4 million obtained via Federal Culture Incentive Law.

The year represented the beginning of a new cycle to Telemig Celular Institute, that considers completed its mission in the Pro-Conselho program, launched in 2001. The initiative reached the objective to create Tutelage Councils and Children and Adolescent Protection in almost 100% of the municipalities of Minas Gerais and also served as reference for the preparation, by the National Council of the Children and Adolescent’s Rights, linked to the Special Secretary of Human Rights of the Federal Government, of the Pro-Conselho Brazil program.

The projects developed or supported by the Telemig Celular Institute started to have as target public youngsters among 16 and 29 years old, and the combination of culture and technology, characteristics explored under two strings: arte.mov and Telemig Celular edu.mov. In order to carry out the transition process and start the projects contemplated by the new social cultural policy, the Institute invested more than R$1.3 million.

Arte.mov

• Telemig Celular arte.mov - the International Art Festival in Mobile Media is one of the most important of the world and contributes for the definition of the expressive possibilities and languages of this new communication and art model. It had its second edition in 2007, in Belo Horizonte, and it focused on the use of the mobile devices for art projects that involve the public space and provide different experiences of living together experiences in network and fruition of the urban spaces. The Festival exhibited videos created for exhibition in small screens or recorded with cellular handsets, in addition to works that document performances, projects of urban intervention, mobile and locative technologies.

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• Telemig Celular Connection - In the 7th edition, the project already incorporated elements of the new social cultural guideline of the Company, exploring the virtual world and the possibilities of visibility and cultural exchange. It was created the web site (www.conexaotelemigcelular.com.br) which allows the interaction among the artists and it serves as reference in the musical scene of Minas Gerais, in addition to offer tools that make possible to shelter music, photos, texts and videos. In the portal, it was performed popular cast in the selection stage of the 877 applicants. Added to the considerations of the curator’s office, this system had decisive weight in the selection of the 24 artists of the shows held in Montes Claros, Poços de Caldas, Sao Joao del Rey and Uberlandia. The workshops that preceded the performances in the State’s country side were restructured and enhanced, and lectures, courses and workshops and presentations have set the cities in motion for a week. In addition to present their work to the public, the artists classified participated of the virtual CD of the Telemig Celular Connection and a public office was opened for recording videoclips in animation that integrate a DVD and may be downloaded to cellular telephone.

• Telemig Celular ImageTag - It boosts the use of the handsets as democratic tools of exercise the visual language, inviting the public from Minas Gerais to portrait the culture of the State by means of photos and videos inspired in key-words periodically sent to the participant’s cellular phones. Telemig Celular ImageTag awarded, out of the evaluation of the specialized jury and popular jury, 28 works in the FotoTag category and 21 works in the VideoTag category.

• Telemig Celular Games - It is a pioneer action in Brazil to incentive the creation of games for cellular telephones, which opens new market perspectives for developers to show their work to the great public. In 2007, Telemig Celular Games received works from all parts of the country and awarded ten of them in two categories: Free Theme Games and Games Related to the Minas Gerais Cultural Estate Theme.

Edu.mov

• Telemig Celular edu.mov - The contest received the application of around 60 projects related to educational initiatives throughout Brazil that use in an innovative way the resources of handsets and other devices. Five of them were awarded in three categories: Incentive to Education Project, Incentive to Estate Education Projects in Minas Gerais and Recognition to Projects Performed.

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• Telemig Celular guia.mov - It is the main action of the Telemig Celular Institute, directed towards the appreciation of the Minas Gerais Cultural Estate. The project places at disposal of the public cultural information connected to the estate education of three locations of Minas Gerais by means of different access sources: cellular telephone, electronic terminals and Telemig Celular’s Virtual Campus - also present in the Telemig Celular Institute Portal. In each location, the theme is a specific artistic movement: in Ouro Preto, the baroque; in Cataguases, the modernism; and in Inhotim, the contemporary. Part of the contents is prepared by young people of these locations immerse in creative residences. In the first year of the initiative, the Factory of the Future, by means of its Digital Connection project, provided the audio-visual productions. In 15 cultural points, the Telemig Celular’s users find signalization with the telephone number and, in calling it, they obtained information about history, architecture, artists and works of the location. In addition to the diffusion of the information via cellular telephone, there is also electronic terminals in these locations, which allow an overall view of the themes approached. Now, the Virtual Campus project, which will be applied in public schools, was developed in the molds of a learning electronic environment, where the public may acquire and test knowledge by means of courses and games. The project intends to create ludical environments which approach contents from the cultural estate of Minas Gerais, in an attractive and appropriate way to the young people’s language.

Partnerships

Telemig Celular Institute is partner of entities that develop initiatives aligned to its new working guideline, such as:

Favela é isso aí - Association headed in Belo Horizonte, it provides the social insertion and the construction of citizenship by means of support and disclose of actions of art and culture of the peripheral areas.

Associação Imagem Comunitária - Belo Horizonte’s NGO that works in the promotion of the public access to the communication media, with activities of media formation and education and it construct spaces in the media so that groups with little visibility participate to public debates, boosting, therefore, the construction of citizenship and the social cultural development of the communities.

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Workshop of Images - The NGO researches and develops communication, education and social mobilization projects and, since 2005, it performs the Ocupar Espaços project, that promotes experiences of digital technologies allied to the urban intervention and public art.

Factory of the Future - Culture point of the Living Culture Program, of the Ministry of Culture, the incubator is part of a program of culture and development focused on audiovisual, in education and urban life quality of Cataguases. It has as targets the establishment of public policies and the induction of an creative economy of culture, with and to the youth of the region.

DUO Informação e Cultura (Information and Culture DUET) - Point of Culture of the Ministry of Culture, specialized in formation. The formative Encontros (Meetings) project - cooperation, planning and management - was conceived in 2007 and, in 2008, it will perform cultural cooperation and formation activities in five micro-regions of the State of Minas Gerais. Meetings will be held for debate and formation of local cultural cooperation centers, from successful experiences in planning, management, cooperation and mobilization, developed by cultural groups of several professional working areas in the State.

ENVIRONMENT

Telemig Celular bases its actions and procedures searching ecologically correct practices. They encompass all facilities of the Company (administrative buildings, systems, telecommunication networks and owned stores). The Company directs its action by the following guidelines, widely disclosed among the employees:

• Fulfill the legal requirements and other requirements applicable to its activities, products and services;

• Promote continuous actions of awareness of its employees and service providers as to the importance of the environment;

• Consider the environmental aspect as high relevance factor in all of its processes of planning, implementation, operation and maintenance of its ventures;

• Keep the constant search to improve its processes aiming at adopting the procedures and techniques that prevent pollution and minimize the impacts to the environment;

• Use in a rational way any natural or nature derived inputs;

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• Take into consideration, in projecting and implementing its telecommunication stations, solutions that reduce the visual impact to the urban landscape surrounding its ventures;

• Ensure that levels of electromagnetic emissions from its stations are within the limits set forth by Anatel.

The Virtual Campus, Company’s e-learning instrument, is the main channel for the environmental education of the employees. There, there is a not site with courses permanently at the employees’ disposal.

In its administrative buildings, Telemig Celular performs the selective collection of garbage. Monthly, more than 2 thousand kilos of waste are destined to an organization of collectors, which commercializes it. Additionally, in all of its units, it performs the collection of cellular telephone’s batteries that, in 2007, totaled 10 thousand items.

The Company also invests in the implementation of conic structures and sharing of spaces with other carriers for the installation of their anthems, which substantially reduces the number of installations and their visual impact. It also performs the monitoring of noise in its radio-base stations, ensuring that they are within the legal standards, and it promotes acoustic treatment in the units that register indexes in excess to those permitted. There is still the electro-magnetic emission control of the ERB’s and in the roads that lead to them are performed in the maintenance work, which minimizes the possibility of erosion.

Telemig Celular adopts air conditioners that do not use CFC and, also with the intent to minimize the gas emissions, promotes the preventive maintenance of the stationary engines and diesel-powered vehicles. It also performs trainings to qualify and form new fire brigades to fight possible fires in its installations.

AWARDS AND RECOGNITIONS IN 2007

• Modern Consumer of Excellence in Service Award - Telemig Celular was elected, for the sixth time, the best regional mobile telephone carrier. The award has as objective to identify and broadcast the best practices in services to the customer in Brazil. It recognizes the companies that privilege the excellence in service, not only acquiring new customers, but mainly keeping high level of satisfaction and loyalty.

36

• E-learning Brazil 2007 Award - The Company was once again recognized with one of the most important awards in Latin America in the area of distance learning: the E-learning Brazil 2007.

• Annual Review Telecom 2007 - Journalists and consultants of the Getulio Vargas Foundation analyzed the economic and financial performance of each one of the telecommunication companies in 2006 and chosen those that stood out in the area of products and services. Telemig Celular was elected the Stand Out Company of the year, in the segment Mobile Services Carrier. Overall, 18 companies of the telecommunications industry in Brazil received the award in the most varied segments.

• VII ABT Award - Best Practices in Tele-services - Telemig Celular received the award, conceded by the Brazilian Association of Tele-services - ABT. The distinction is reference in the national market and it recognizes and values the best practices of tele-services and the performance of professionals in the call center sector.

• Financial Officer Award - Company of the Year 2007 in the Mobile Telephone Industry - Telemig Celular received the award conceded by the Financial Officer Magazine together with ABRASCA - Brazilian Association of the Publicly Traded Companies that has the objective to honor the Companies that have stood out the most in the year in several industries of the Brazilian economic activity.

• Financial Officer Award - CFO of the Year 2007 in the Mobile Telephone Industry

- Telemig Celular received the award conceded by the Financial Officer Magazine together with ABRASCA - Brazilian Association of the Publicly Traded Companies that has the objective to honor the Financial Officers who have stood out the most in the year in several industries of the Brazilian economic activity.

DISCLOSURE OF OTHER NON INDEPENDENT AUDIT SERVICES

In the year 2007, besides the independent audit of the financial statements, Deloitte Touche Tohmatsu Auditores Independentes provided “other audit-related services” referring to the review of the “Document of Separation and Allocation of Accounts”(DSAC) of the Company according to the requirement by the resolution 396 of Anatel. The fees related to this service totaled R$48 thousand. This information meets the provision by CVM Instruction nr. 381.

37

ACKNOWLEDGEMENTS

Telemig Celular Participações’s Management acknowledges the shareholders, the regulating entities, customers and suppliers and financial institutions for the support and confidence. And to its employees by the dedication and efforts, responsible, in good portion, by the results achieved.

Belo Horizonte, February 26, 2008

Management

38

Telemig Celular Participações

S.A. (holding) and Telemig

Celular Participações S.A. and its subsidiary (consolidated)

Financial statements as of

December 31 2007 and 2006 and

Independent Auditors Report

Telemig Celular Participações S.A. (holding) and Telemig

Celular Participações S.A. and its subsidiary (consolidated)

Balance sheets as of December 31

In thousands of reais

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and Board of Directors of

Telemig Celular Participações S.A.

Belo Horizonte - MG

1.

We have audited the accompanying individual (holding company) and consolidated balance sheets of Telemig Celular Participações S.A. and subsidiary as of December 31, 2007 and 2006, and the related statements of income, changes in shareholders’ equity (holding company) and changes in financial position for the years then ended, prepared under the responsibility of Company’s management. Our responsibility is to express an opinion on these financial statements.

2.

Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balance, volume of transactions, and the accounting and internal control systems of the Company and its subsidiary; (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by Company’s management and its subsidiary, as well as the presentation of the financial statements taken as a whole.

3.

In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual (holding company) and consolidated financial position of Telemig Celular Participações S.A. and its subsidiary, as of December 31, 2007 and 2006, the results of their operations, the changes in shareholders’ equity (holding company) and the changes in financial position for the years then ended, in conformity with accounting practices adopted in Brazil.

4.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements referred to in paragraph 1 taken as a whole. The accompanying individual and consolidated statements of cash flows for the years ended December 31, 2007 and 2006 are presented for purposes of additional analysis and are not a required part of the basic financial statements in conformity with accounting practices adopted in Brazil. Such information has been subjected to the auditing procedures described in paragraph 2 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements referred to in paragraph 1 for the years ended December 31, 2007 and 2006 taken as a whole.

5.	The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

Belo Horizonte, February 26, 2008

DELOITTE TOUCHE TOHMATSU	Paulo R. Marques Garrucho
Independent Auditors	Accountant

The accompanying notes are an integral part of the financial statements.

Telemig Celular Participações S.A. (holding) and Telemig

Celular Participações S.A. and its subsidiary (consolidated)

Balance sheets as of December 31

In thousands of reais

	Holding		Consolidated
	2007	2006	2007	2006
Assets

Current assets
Cash and cash equivalents (Note 5)	194	65	10,359	21,368
Short-term investments (Note 5)	293,423	221,946	720,268	506,405
Accounts receivable, net (Note 6)	-	-	232,895	249,281
Dividends receivable (Note 10)	43,074	-	-	-
Inventories (Note 7)	-	-	35,278	16,571
Deferred income and social contribution taxes (Note 4b)	21,650	21,650	90,591	69,819
Income tax and social contribution recoverable (Note 4a)	-	-	18,593	-
PIS and COFINS recoverable - Law No, 9718/98 (Note 8)	-	-	33,011	22,970
Prepayments and other assets	577	707	14,240	11,701

Total current assets	358,918	244,368	1,155,235	898,115

Non current assets
Long-term assets
Deferred income and social contribution taxes (Note 4b)	30,206	53,311	187,786	199,083
Transactions with related parties (Note 3)	3,049	3,845	26,076	13,158
ICMS recoverable - property and equipment (Note 9)	-	-	19,886	24,716
Income tax and social contribution recoverable (Note 4a)	64,861	51,686	64,861	51,686
PIS and COFINS recoverable - Law No, 9718/98 (Note 8)	19,146	17,973	19,146	17,973
Judicial deposits	480	70	13,067	19,578
Other assets	-	-	1,153	2,697

Total long-term receivables	117,742	126,885	331,975	328,891

Investments
Investment in subsidiary (Note 10)	891,278	793,743	-	-
Other investments	60	60	60	60

Total investments	891,338	793,803	60	60

Property and equipment (Note 11)	103	314	730,468	653,223
Intangible assets (Note 11)	-	5	108,636	99,165
Deferred assets	-	-	12,784	8,786

Total non-current assets	1,009,183	921,007	1,183,923	1,090,125

Total assets	1,368,101	1,165,375	2,339,158	1,988,240

The accompanying notes are an integral part of the financial statements.

Telemig Celular Participações S.A. (holding) and Telemig

Celular Participações S.A. and its subsidiary (consolidated)

Balance sheets as of December 31

In thousands of reais

	Holding		Consolidated
	2007	2006	2007	2006
Liabilities and Shareholders’ Equity

Current Liabilities
Suppliers (Note 12)	373	904	398,483	306,917
Loans and financing (Note 13)	-	-	-	171,040
Accounts payable and other provisions	576	2,125	40,699	32,376
Income and social contribution taxes payable (Note 4a)	-	-	-	3,440
Other taxes, fees and contributions payable (Note 14)	4,686	-	15,143	15,934
Interest on shareholders’ equity	-	-	10,567	2,546
Dividends (Note 16 h)	47,387	43,897	48,852	45,538
Accounts payable – hedge transactions (Note 24)	-	-	-	-
Reverse share split (Note 16 b)	85,196	-	98,219	13,185
Deferred income	-	-	24,018	22,976
Other liabilities	64	183	2,797	3,157

Total Current Liabilities	138,282	47,109	638,778	617,109

Non-current Liabilities
Long-term liabilities
Loans and financing (Note 13)	-	-	147,930	-
Provision for contingencies (Note 15)	-	70	23,831	27,838
Pension plan (Note 18)	-	-	3,193	2,800
Accounts payable – hedge transactions (Note 24)	-	-	91,630	43,539
Authorizations for use payable	-	-	24,662	19,067

Total non current liabilities	-	70	291,246	93,244

Minority Interests	-	-	179,315	159,691

Shareholders’ Equity (Nota 16)
Capital stock	515,000	456,350	515,000	456,350
Capital reserves	75,106	99,102	75,106	99,102
Profit reserves	62,328	102,766	62,328	102,766
Retained earnings	577,385	459,978	577,385	459,978

Total shareholders’ equity	1,229,819	1,118,196	1,229,819	1,118,196

Total liabilities and shareholders’ equity	1,368,101	1,165,375	2,339,158	1,988,240

The accompanying notes are an integral part of the financial statements.

Telemig Celular Participações S.A. (holding) and Telemig

Celular Participações S.A. and its subsidiary (consolidated)

Statement of Income for the years ended on December 31

In thousand of reais, except earnings per share

		Holding		Consolidated
	2007	2006	2007	2006
Gross operating revenues
Telecommunication services	-	-	2,113,594	1,643,865
Sales revenues	-	-	117,549	125,053

	-	-	2,231,143	1,768,918
Deductions from gross revenue
Telecommunication services	-	-	(836,732)	(556,511)
Sales revenues	-	-	(17,011)	(18,931)

	-	-	(853,743)	(575,442)
Net operating revenues
Telecommunication services	-	-	1,276,862	1,087,354
Sales revenues	-	-	100,538	106,122

Net operating revenues	-	-	1,377,400	1,193,476

Cost of services	-	-	(576,922)	(450,104)
Cost of sales	-	-	(136,204)	(157,683)

Gross profits	-	-	664,274	585,689

Operating revenues (expenses):
Sales of services	-	-	(276,035)	(258,094)
Bad debt expenses	-	-	(29,921)	(41,429)
General and administrative expenses	(1,254)	(3,166)	(113,820)	(110,831)
Equity accounting income	148,135	114,544	-	-

Operating income before financial result	146,881	111,378	244,498	175,335

Financial result (Note 17)
Financial income	32,760	37,578	84,062	99,732
Financial expenses	(5,164)	(6,012)	(82,850)	(82,882)
Result of foreign exchange variation	-	5	30,075	21,099

Operating income	174,477	142,949	275,785	213,284

Telemig Celular Participações S.A. (holding) e Telemig

Celular Participações S.A. and its subsidiary (consolidated)

Statement of income for the years ended December 31

In thousands of Reais, except net earnings per share	(Continued)

		Holding		Consolidated
	2007	2006	2007	2006

Non-operating result	62	(206)	2,170	(1,316)

Income before income tax and social contribution and profit sharing	174,539	142,743	277,955	211,968

Income tax (Note 4d)	(19,210)	(21,546)	(58,537)	(44,206)
Social contribution (Note 4d)	(6,923)	(7,783)	(22,485)	(16,870)

Income before profit sharing	148,406	113,414	196,933	150,892

Employees profit sharing (Note 22)	-	-	(19,731)	(15,326)
Minority Interest	-	-	(29,803)	(23,044)
Changes in the subsidiary’s shareholders’ equity not arising from result	-	-	1,007	892

Net income for the year	148,406	113,414	148,406	113,414

Earnings per thousand shares outstanding at the end of the year (in reais) (*)	4,098.82	0.32

(*) In an Extraordinary Shareholders’ Meeting (AGE) held on July 12, 2007, the reverse share split was approved in the proportion of 10,000 (ten thousand) existing shares to 01 (one) share of the respective type. The change of the shareholders’ structure of the capital stock of the Company in function of the reverse share split was approved in AGE held on October 29, 2007. In case the profit per one thousand shares in 2006 was calculated using the reverse share split factor (10,000 shares), the earnings per one thousand shares would total R$3,170.59.

The accompanying notes are an integral part of the financial statements.

Telemig Celular Participações S.A. (holding)

Statement of changes in shareholders’ equity for the years ended December 31, 2007 and 2006

In thousands of Reais

		Capital Reserves		Profit Reserves
	Capital Stock	Goodwill Reserve	Tax Incentives	Legal Reserve	Statutory reserve for investments	Realizable Profits	Retained earnings	Total

Balance as of December 31, 2005	413,900	124,830	382	43,039	40,851	26,410	388,798	1,038,210

Capital increase	42,450	(26,110)	-	-	-	-	(16,340)	-
Realization of profit reserves	-	-	-	-	-	(13,205)	13,205	-
Lapsed dividends	-	-	-	-	-	-	1,155	1,155
Net income for the period	-	-	-	-	-	-	113,414	113,414
Profit allocation proposal (Note 16)
Legal reserve	-	-	-	5,671	-	-	(5,671)	-
Proposed dividends	-	-	-	-	-	-	(34,583)	(34,583)

Balance as of December 31, 2006	456,350	98,720	382	48,710	40,851	13,205	459,978	1,118,196

Capital increase	58,650	(23,996)	-	-	(34,654)	-	-	-
Realization of profit reserves	-	-	-	-	-	(13,205)	13,205	-
Lapsed dividends	-	-	-	-	-	-	1,765	1,765
Net income for the period	-	-	-	-	-	-	148,406	148,406
Profit allocation proposal (Note 16)
Legal reserve	-	-	-	7,421	-	-	(7,421)	-
Proposed dividends	-	-	-	-	-	-	(38,548)	(38,548)

Balance as of December 31, 2007	515,000	74,724	382	56,131	6,197	-	577,385	1,229,819

The accompanying notes are an integral part of the financial statements.

Telemig Celular Participações S.A. (holding) and Telemig

Celular Participações S.A. and its subsidiary (consolidated)

Statement of changes in financial position for the years ended December 31

in thousands of Reais

	Holding		Consolidated
	2007	2006	2007	2006

Sources of funds
Funds from operations
Net income for the year	148,406	113,414	148,406	113,414
Expenses (revenues) not affecting working capital
Depreciation and amortization	115	197	207,493	173,330
Residual value of property and equipment written off	-	-	1,886	755
Residual value of intangible assets written off	111	322	-	892
Set up (reversal) of long-term provisions, net	(70)	6,593	116,910	122,720
Equity accounting income	(148,135)	(114,544)	-	-
Gain in participation (Note 10)	(73)	(72)	(73)	(72)
Minority Interests	-	-	29,803	23,044
Long-term interests and monetary variations, net	(506)	(4,885)	27,251	19,941
Deferred income and social contribution tax, long term	23,105	23,959	11,297	(2,325)

Total funds from operations	22,953	24,984	542,973	451,699

Transfer from long-term receivables to current assets	-	-	4,121	19,608
Lapsed dividends	1,765	1,155	1,765	1,155
Transfer from current liabilities to long term liabilities	-	-	171,040	-
Interests on shareholders’ equity receivable, gross	50,673	58,348	-	-

Total Sources of Funds	75,391	84,487	719,899	472,462

Application of Funds
Increase in long-term receivables	13,456	11,321	15,096	47,741
Additions to property and equipment, intangible and deferred assets	10	-	300,093	252,960
Decrease in long-term liabilities	-	-	115,628	100,360
Transfer to current liabilities	-	23	4,977	182,701
Interest on shareholders’ equity, gross	-	-	10,106	11,652
Proposed dividends	38,548	34,583	38,548	34,583

Total applications	52,014	45,927	484,448	629,997

Increase (decrease) of net working capital	23,377	38,560	235,451	(157,535)

The accompanying notes are an integral part of the financial statements.

Telemig Celular Participações S.A. (holding) and Telemig

Celular Participações S.A. and its subsidiary (consolidated)

Statement of changes in financial position for the years ended December 31

in thousands of Reais	(Continued)

	Holding		Consolidated
	2007	2006	2007	2006

Represented by:

Changes in working capital
Current assets
End of year	358,918	244,368	1,155,235	898,115
Beginning of year	244,368	260,087	898,115	1,039,078

	114,550	(15,719)	257,120	(140,963)
Current liabilities
End of year	138,282	47,109	638,778	617,109
Beginning of year	47,109	101,388	617,109	600,537

	91,173	(54,279)	21,669	16,572

Increase (decrease) of net working capital	23,377	38,560	235,451	(157,535)

The accompanying notes are an integral part of the financial statements.

Telemig Celular Participações S.A. (holding) and Telemig

Celular Participações S.A. and its subsidiary (consolidated)

Accompanying notes to the

financial statements as of December 31, 2007 and 2006

In thousands of Reais, except as otherwise indicated

1	Operating context

(a)

Telemig Celular Participações S.A. (“Company”) is a publicly-held joint stock company acting as holding of Telemig Celular S.A. Its equity interest in the carrier, at December 31, 2007 and 2006 was 89.18% of its voting capital and 83.25% of the total capital.

The subsidiary has two authorizations for operation of cellular mobile telephony services and activities that are necessary and useful for performing these services in the State of Minas Gerais, according to such authorizations.

The services offered and the rates charged by the subsidiary are regulated by the National Telecommunications Agency - ANATEL, which is the regulatory authority for the Brazilian telecommunications industry, according to the General Law of Telecommunications and applicable regulations.

On February 19, 2004 the subsidiary and ANATEL executed an Instrument of Authorization for migration to Personal Mobile Service (SMP), which became effective as from the publication of Act No. 42.672 in the Federal Official Gazette on March 1, 2004.

The SMP authorizations granted to the subsidiary are effective for an indefinite term. The authorizations related to the use of radio-frequencies, in turn, expire as follows:

Region / Sector	Radiofrequencies	Expiration

Region 1

Sector 2 - Minas Gerais (except for the Triângulo Mineiro region)	800 MHz, 900 MHz and 1800 MHz	April 2008

Sector 3 - Triângulo Mineiro region	900 MHz and 1800 MHz	April 2020

The authorizations for use of the radiofrequencies can be renewed for an additional period of 15 years, and the extensions are granted on a remunerated basis. On October 20, 2005 the Company filed with ANATEL an application for extension of the right of use of radiofrequencies, associated with the instrument of authorization for personal mobile service - Telemig Celular Band A. The application has been approved by ANATEL. The Radio-frequency Use Authorization Term has already been signed by Telemig Celular’s representatives and by ANATEL’s representatives on February 1, 2008 and published in the Official Federal Gazette on February 21, 2008.

(b)

On July 13, 2006 ANATEL Resolution No. 438 was published approving the Regulations for Remuneration for the Use of Networks of Personal Mobile Service Providers - SMP and revoking Resolution No. 319, of September 27, 2002.

Telemig Celular Participações S.A. (holding) and Telemig

Celular Participações S.A. and its subsidiary (consolidated)

Accompanying notes to the

financial statements as of December 31, 2007 and 2006

In thousands of Reais, except as otherwise indicated

Among other changes, Resolution No. 438 establishes new rules for the concession, transfer and disclosure of discounts granted in the Value for Use of SMP Network (VU-M) and determines discontinuance of the Bill & Keep system.

(c)

On March 7, 2007 the Management Council of the National Telecommunications Agency (ANATEL) approved the numerical portability in fixed and mobile telephones. The rule will allow the users of the Exchanged Fixed Telephone Service (STFC) and the Personal Mobile Service (SMP) to change carriers keeping their fixed or cellular phone number, as many times as they request.

The initial offer of portability, in experimental character, will start within 16 months, in capital cities to be chosen for implementation of the pilot-project and it will be totally available throughout the country within 24 months, from the publishing of the General Regulation of Portability in the Federal Official Gazette, occurred on March 21, 2007.

The subsidiary has already contracted network and Information Technology solutions, as well as reviewed all operating processes needed to the introduction of the portability in August, 2008, initially in the locations with Area Code 37. The other cities of the service provision area will be served as of November, 2008.

(d)

On August 2, 2007 Telpart Participações S.A. (“Telpart”), the Company’s controlling entity, entered into a stock purchase agreement with Vivo Participações S.A. (“Vivo”), which objective is the alienation of the total of the equity interest of Telpart in the Company’s capital stock and of Tele Norte Participações S.A. (related company).

Vivo Participações S.A. is the controlling shareholder of Vivo S.A., cellular mobile service and personal mobile service operator, in the areas 7 and 8 of Regions I and II, in the area 7 of Region II and of the SMP, in Region I (service areas 3 and 9), in Region II (service area 6) and Region III (service areas 1 and 2).

The execution of the Stock Purchase Agreement was approved in Telpart’s Board Meeting held on August 2, 2007 and also by shareholders representing 99% of the total capital stock of Telpart’s controlling entity - Newtel Participações S.A. (“Newtel”) in a previous meeting held on August 2, 2007, under the provisions of the Newtel’s Shareholders Agreement.

Thereafter, the alienation of the equity interest was approved in an Extraordinary Shareholders’ Meeting of Telpart held on August 21, 2007 which, accordingly, confirmed the Stock Purchase Agreement.

The transfer of shareholder’s control of the Telemig Celular Participações S.A. was approved by the Management Council of ANATEL on October 23, 2007. The Stock Purchase Agreement provided for the joint acquisition of the shares of Telemig Celular Participações S.A. and Tele Norte Celular Participações S.A.

On December 20, 2007 Vivo entered into a stock purchase agreement with Telemar Norte Leste S.A. aiming at selling the shares of Tele Norte Celular Participações S.A. which Telpart committed to sell to Vivo under the terms of the stock purchase agreement dated August 2, 2007.

Telemig Celular Participações S.A. (holding) and Telemig

Celular Participações S.A. and its subsidiary (consolidated)

Accompanying notes to the

financial statements as of December 31, 2007 and 2006

In thousands of Reais, except as otherwise indicated

The transfer of the shareholder’s control of Tele Norte Celular Participações S.A. is still in process of approval by ANATEL.

The transaction will also be submitted to the Administrative Council of the Economic Law CADE, under the provisions of the applicable legislation.

(e)

On August 13, 2007, ANATEL published in the Federal Official Gazette the New Regulation of the Personal Mobile Service (SMP). The new regulation sets forth new rules for customer service, plans migration, service suspension, validity of pre-paid credits, collection of messaging service, among others. The new regulation became effective as from February 13th, 2008.

(f)	In auction carried out by ANATEL on December 18, 2007 Telemig Celular S.A. bought 2 lots of 2,100MHz fixed frequency to enhance its third generation (3G) cellular telephone services.

The amount offered by both lots totaled R$53.5 million.

The execution of the Radio-frequency Use Authorization Term by the subsidiary and by ANATEL shall take place during the first quarter, 2008.

In 2007, the Company launched third generation products in Minas Gerais in the 850MHz frequency (which it already had). This new technology allows the offer of differentiated services to clients, with data transmission in high speed which make video-calls feasible.

2	Significant accounting policies (holding and consolidated)

(a)	Presentation of the financial statements and criteria for consolidation

The financial statements were prepared and are being presented in accordance with the accounting practices adopted in Brazil, which are based on the provisions of the Corporate Law, the rules set forth by the Brazilian Securities and Exchange Commission (CVM) and rules applicable to the telecommunications operators.

The consolidated financial statements include the financial statements of Telemig Celular Participações S.A., the direct subsidiary Telemig Celular S.A. and the special purpose entities mentioned in Note 25. The consolidation process of the balance sheet accounts and statement of income accounts correspond to the sum of the balances of the assets, liabilities, revenues and expenses of the companies, according to the nature of each balance, complemented by the eliminations (i) of the equity interest, reserves and retained earnings kept between the companies; (ii) the balances of inter-company accounts and other balances integrating assets and/or liabilities, kept between the companies and (iii) identification of minority interests.

In the preparation of financial statements it is necessary to use estimates to account for certain assets, liabilities and other transactions. The Company’s financial statements include, therefore, estimates referring to the selection of useful lives of property, plant and equipment, accounts receivable of services provided and not invoiced until the balance sheet date, provisions necessary for contingent liabilities, determination of provisions for income tax, provisions for doubtful accounts and other similar items. The actual results may differ from the estimates

Telemig Celular Participações S.A. (holding) and Telemig

Celular Participações S.A. and its subsidiary (consolidated)

Accompanying notes to the

financial statements as of December 31, 2007 and 2006

In thousands of Reais, except as otherwise indicated

Amendment to Brazilian Corporate Law, effective for fiscal years beginning on or after January 1, 2008

In December 28, 2007 Law Nr. 11638 was enacted, which modifies the provisions of the Corporations Law - Law nr. 6404/76. The referred law sets forth several changes about the preparation of financial statements, aiming at alignment with the accounting standards generally accepted in the international capital markets and allows the Brazilian Securities and Exchange Commission (CVM) to issue norms to the publicly traded corporations. The main changes introduced by the Law are applicable as of 2008 and refer to: (a) replacement of the statements of –changes in financial position by the statements of cash flows; (ii) obligation of the preparation of statement of value added ; (iii) possibility to include the tax recording into the accounting booking, with segregation between the accounting and tax statements; (iv) creation of the sub-group valuation adjustments to shareholders’ equity , in the Shareholders’ Equity section; (v) establishment of the evaluation and classification criteria for the financial instruments; (vi) obligation of perform impairment evaluation of the non current assets; (vii) changes in the application of the equity method of accounting; (viii) donations and investment subventions recognition criteria; and (ix) obligation of recording the new assets at fair market value, in case of mergers, acquisitions or spin-offs.

The Company already adopts the disclosure of the statements of cash flows and the segregation of intangibles in the fixed assets section. As of the date of preparation of these financial statements, it was not possible to estimate the effects resulting from the adoption of the remaining changes contemplated by the referred law, applicable to the Company, which could impact its financial statements.

(b)	Reclassification - Statement of income

In 2007, only for purposes of presentation of the financial statements, the Company made the reclassification of the amortization expense of the tax credit related to the goodwill transferred from the holding company - Telpart Participações S.A. The expense was reclassified from “General and Administrative Expenses” to “Deferred Income Tax and Social Contribution Expense” in the statement of income. In order to maintain comparability, the statement of income related to fiscal year 2006 was also reclassified. The amount reclassified was R$21.650.

(c)	Cash, cash equivalents and short-term investments

Cash and cash equivalents consist primarily of highly liquid temporary investments with original maturities of less than 90 days. Temporary investments are shown at cost, plus any earnings obtained up to the date of the balance sheet.

Short-term investments are represented by investments in an exclusive investment fund, with original maturity of more than 90 days. The investments are shown at the value of the unit of the fund on the date of the balance sheet, and the portfolio of the exclusive fund is recorded at its realization value.

(d)	Accounts receivable

Telemig Celular Participações S.A. (holding) and Telemig

Celular Participações S.A. and its subsidiary (consolidated)

Accompanying notes to the

financial statements as of December 31, 2007 and 2006

In thousands of Reais, except as otherwise indicated

These are represented primarily by services and products billed to customers, by services provided up to the date of the balance sheet but not yet invoiced, as well as by amounts that derive from the use of the subsidiary’s operations network by subscribers and of other telecommunication carriers.

(e)	Allowance for doubtful accounts

Based on recent experience, Management periodically assesses the estimated percentages of losses, with the purpose of setting up a provision for credits for which recovery is considered improbable.

(f)	Inventories

Inventories are basically represented by mobile telephone handsets and are shown at average acquisition cost, net of the provision for adjustment to market value for cellular handsets and accessories that are obsolete, or the acquisition costs of which are higher than replacement costs or realization values.

(g)	Investment in subsidiary

Evaluated by the equity method of accounting, calculated on the result for the year and other subsidiary’s balance sheet variations.

(h)	Property and equipment and intangible assets

Property and equipment and intangible assets are shown at acquisition and/or construction cost, less accumulated depreciation/amortization. Depreciation and amortization are calculated by the straight-line method from the moment the assets begin to operate, at the rates described in Note 11.

The subsidiary revises the recovery value of property and equipment for its future operations upon occurrence of any facts that could affect such value. The purpose of this procedure is to verify whether the recovery value is less than the net book value. When this occurs, the subsidiary writes the net book value down to the recovery value. No provision was deemed necessary on December 31, 2007 and 2006.

Interest and financial charges related to loans and financing secured for use in works in progress (Assets and Installations in Progress) are capitalized up to the moment when the assets begin to operate. Expenditures incurred with maintenance and repairs are capitalized when they represent an increase of installed capacity or of the useful life of the asset. There were no capitalized interests in 2007 and 2006.

(i)	Deferred assets

Deferred assets are shown at acquisition or formation cost, net of accumulated amortization, which is calculated by the straight-line method at rates that take into account the perspective of recovery of the expenditures.

Telemig Celular Participações S.A. (holding) and Telemig

Celular Participações S.A. and its subsidiary (consolidated)

Accompanying notes to the

financial statements as of December 31, 2007 and 2006

In thousands of Reais, except as otherwise indicated

The balance at December 31, 2007 and 2006 mainly refers to expenditures incurred for operation of cellular mobile service in the Triângulo Mineiro region and is being amortized over a period of 5 years as from start-up of operations.

(j)	Other assets

Other current and non-current assets are shown at cost or realization value, including when applicable income, foreign exchange rate variations and monetary variations earned.

(k)	Foreign currency transactions

They are recorded at the rates at the date of transactions and restated based on the effective rate at the end of the month, with the exchange gain/loss immediately recognized to income for the year.

(l)	Income tax and social contribution

Income and social contribution taxes on net income are calculated according to applicable legislation. Deferred tax credits and obligations are calculated based on the expected realization value of the tax benefit for the goodwill acquired by the Holding Company, by means of a restructuring process, and on temporary differences that mainly derive from provisions for contingencies, the provision for accounts payable, the provision for doubtful accounts and the provision for profit sharing, as shown in Note 4.

As required by CVM Instruction No. 371/2002, the Company and its subsidiary conduct technical a feasibility study concerning future realization of deferred tax assets, considering the probable capability of generating taxable income. This study is updated on an annual basis and, when necessary, the Company and the subsidiary set up a provision for loss for the portion of deferred income tax and social contribution to be realized beyond a horizon of ten years, as permitted by said Instruction. This study is approved by the Management bodies of the companies.

(m)	Provision for contingencies

The provision is set up based on opinions of legal advisors and Management, so as to cover probable losses that could arise from any legal questioning in tax, civil and labor claims, as required by Resolution CVM Nr. 489/2005.

(n)	Other liabilities

Other current and non-current liabilities are shown at known or computable amounts, plus, when applicable, the corresponding charges, exchange rate variations and monetary variations incurred.

(o)	Determination of income and revenue recognition

Income is determined by the accrual system. Revenues from telecommunication services are stated at the amount of the rate effective on the date when the service is provided. Revenues from cellular mobile telephone services consist of rates for subscription, utilization, use of the

Telemig Celular Participações S.A. (holding) and Telemig

Celular Participações S.A. and its subsidiary (consolidated)

Accompanying notes to the

financial statements as of December 31, 2007 and 2006

In thousands of Reais, except as otherwise indicated

network, maintenance and other services provided to the subscribers. All services are billed monthly. Services provided from the date of billing to the end of each month are assessed and booked as revenue for the month when the service is provided. Revenues from credit reloads for prepaid mobile telephone handsets are deferred and charged to income as the services are actually provided. Revenues from the sale of mobile telephone handsets and accessories are recognized when the products are delivered and accepted by the consumer or distributor.

(p)	Pension plan

The subsidiary participates in pension plans that provide pensions and other post-employment benefits to its employees. The actuarial liabilities were calculated and recorded adopting the projected unit credit method, as provided for in CVM Resolution No. 371/2000.

(q)	Employees’ profit sharing

The Company and the subsidiary book profit sharing based on achievement of the targets defined for the period, subject to approval by the Shareholders’ Meeting.

(r)	Interest on shareholders’ equity

Interest on shareholders’ equity is calculated based on Law No. 9249/95. For purposes of complying with tax provisions, interest on shareholders’ equity payable and receivable are booked as financial expenses and revenues, respectively. However, for purposes of these financial statements, interest on shareholders’ equity is shown as distribution of net income, as provided for in CVM Resolution No. 207/96.

3	Transactions with related parties

	Holding		Consolidated
	2007	2006	2007	2006
Assets

Current assets - accounts receivable
Amazônia Celular S.A.	-	-	3	4
Brasil Telecom S.A.	-	-	2,744	3,684
	-	-	2,747	3,688
Non current assets – Long term receivables
Tele Norte Celular Participações S.A.	-	371	59	446
Telemig Celular S.A.	152	1,746	-	-
Amazônia Celular S.A.	2,897	1,728	26,017	12,712
	3,049	3,845	26,076	13,158

Liabilities

Current liabilities - accounts payable
Amazônia Celular S.A.	-	-	27	29
Brasil Telecom S.A.	-	-	8,987	8,317
	-	-	9,014	8,346

Profit & Loss

Telemig Celular Participações S.A. (holding) and Telemig

Celular Participações S.A. and its subsidiary (consolidated)

Accompanying notes to the

financial statements as of December 31, 2007 and 2006

In thousands of Reais, except as otherwise indicated

Revenues from services
Amazônia Celular S.A.	-	-	494	481
Brasil Telecom S.A.	-	-	31,588	38,323
	-	-	32,082	38,804

Revenues from sharing of resources
Tele Norte Celular Participações S.A.	-	-	409	394
Telemig Celular S.A.	4,891	8,911	-	-
Amazônia Celular S.A.	1,333	2,504	22,898	11,874
	6,224	11,415	23,307	12,268

The Company carries out transactions with its controlling shareholder subsidiary and with other related parties for certain services, as described below. Transactions with related parties are carried out on conditions that are agreed upon between the parties which, in the Management’s understanding, are in market conditions.

(a)	Roaming agreements

The subsidiary is a member of the national roaming committee for cellular operators, which includes the subsidiary of the related company Tele Norte Celular Participações S.A. (Amazônia Celular S.A.). The purpose of this committee is to supervise technical and systems aspects, to ensure high quality for the roaming service. As required by the Brazilian regulations, the Company, Amazônia Celular S.A. and other cellular operators enable roaming for their relevant subscribers.

Accounts receivable and payable (short term), as well as revenues from services (consolidated) with Amazônia Celular S.A., concern the transfer of call surcharges and displacement of subscribers that are operating in roaming.

(b)	Cost sharing

On March 20, 2003 the Company, its subsidiary company (Telemig Celular S.A.) and the related companies Tele Norte Celular Participações S.A. and Amazônia Celular S.A. executed and instrument for sharing of human and administrative resources and creation of a condominium. The instrument was approved in the Shareholders’ Meetings of each of the companies, which were held on March 19, 2003.

The balances shown in non-current assets and non-current liabilities are exclusively related to the instrument for sharing of resources and the creation of the condominium described above.

The balances are remunerated according to the variation of the Interbank Deposit Certificate (CDI).

(c)	Brasil Telecom S.A.

Telemig Celular Participações S.A. (holding) and Telemig

Celular Participações S.A. and its subsidiary (consolidated)

Accompanying notes to the

financial statements as of December 31, 2007 and 2006

In thousands of Reais, except as otherwise indicated

The Company and Brasil Telecom S.A. are considered related parties because, up to the change of shareholders’ control, mentioned in Note 1d, they had common shareholders in their control chain.

On August 1, 2004 the subsidiary began to offer some convenience services for customers that elected for the use of the Carrier Selection Code (“CSP”) of Brasil Telecom S.A.. As a result, the subsidiary’s customers began to use the CSP for domestic (VC2 and VC3) and international long-distance calls on their mobile telephone handsets, according to the requirements of the Personal Mobile Service - SMP rules.

Accounts payable to Brasil Telecom S.A. refer to the transfer of charges for domestic and international long-distance calls made by the subsidiary’s subscribers using Brasil Telecom S.A., CSP. Accounts receivable and revenue from services mainly refer to interconnection revenue for the use of the subsidiary’s network for such long-distance calls.

4	Income and social contribution taxes

(a)	Income and social contribution tax recoverable (payable)

	Holding		Consolidated
	2007	2006	2007	2006
Income tax and social contribution recoverable (payable)

Income Tax
Income tax on profit payable	(2,218)	(3,927)	(71,824)	(62,305)
Advances and other income tax amounts recoverable	63,808	51,882	147,591	108,089
	61,590	47,955	75,767	45,784
Social Contribution
Social contribution on profit payable	(812)	(1,443)	(19,274)	(14,282)
Advances and other social contribution amounts recoverable	4,083	5,174	26,961	16,744
	3,271	3,731	7,687	2,462
	64,861	51,686	83,454	48,246

Portion classified in current assets	-	-	18,593	-
Portion classified in long term assets	64,861	51,686	64,861	51,686
Portion classified in long term liabilities	-	-	-	(3,440)
	64,861	51,686	83,454	48,246

(b)	Deferred income tax and social contribution - Assets

Deferred income and social contribution taxes have the following nature:

	Holding		Consolidated
	2007	2006	2007	2006

Deferred income tax and social contribution - Assets
Deferred income tax
Tax loss	7,491	8,460	7,491	8,460
Provision for contingencies	-	-	169,566	143,085

Telemig Celular Participações S.A. (holding) and Telemig

Celular Participações S.A. and its subsidiary (consolidated)

Accompanying notes to the

financial statements as of December 31, 2007 and 2006

In thousands of Reais, except as otherwise indicated

Goodwill (CVM Instruction No, 349)	30,512	46,431	30,512	46,431
Provision for accounts payable	75	184	10,534	9,991
Provision for doubtful accounts	-	-	7,276	7,234
Provision for profit sharing	-	-	5,465	3,825
Other expenses	21	16	28,056	15,086
	38,099	55,091	258,900	234,112
Deferred social contribution tax
Negative base	2,689	3,048	2,689	3,048
Provision for contingencies	-	-	1,710	1,377
Goodwill (CVM Instruction No, 349)	10,984	16,715	10,984	16,715
Provision for accounts payable	27	66	3,817	3,618
Provision for doubtful accounts	-	-	2,619	2,604
Provision for profit sharing	-	-	1,967	1,377
Provision for loss in investment	34	-	507	772
Other expenses	23	41	9,930	5,279
	13,757	19,870	34,223	34,790

Deferred income tax and social contribution - Liabilities
Income tax
Foreign Exchange Variation - Cash Basis	-	-	(7,359)	-
Accelerated Depreciation	-	-	(4,738)	-
	-	-	(12,097)	-
Social contribution
Foreign Exchange Variation - Cash Basis	-	-	(2,649)	-
	-	-	(2,649)	-

Total Deferred Income Tax and Social Contribution, net	51,856	74,961	278,377	268,902

Less: Long term portion	(30,206)	(53,311)	(187,786)	(199,083)

Portion classified as current	21,650	21,650	90,591	69,819

The Special Shareholders’ Meeting held on December 28, 1999 approved the corporate restructuring plan developed by the Company and its parent company Telpart Participações S.A. (Telpart) aimed at transferring to the Company the goodwill booked in Telpart, which derived from the difference between the book value and the amount paid for acquisition of the Company’s shares in the privatization process. Accordingly, a new company was organized, a wholly-owned subsidiary of Telpart, with capital subscribed with the shares of the Company and the corresponding goodwill paid upon acquisition, following which this company was absorbed by the Company and thereby benefited from the tax deductibility of the amortization of the goodwill over a period of up to ten years. This restructuring was accomplished according to the provisions of Law No. 6404/76 and the rules of the Securities Commission, specifically CVM Instruction No. 319/99.

The Company opted to adopt CVM Instruction No. 349/2001 as from the beginning of the year 2000, adjusting its financial statements for 2000 so as to reflect, as an asset and as a special goodwill reserve, only the amount related to the tax benefit expected from the tax utilization of

Telemig Celular Participações S.A. (holding) and Telemig

Celular Participações S.A. and its subsidiary (consolidated)

Accompanying notes to the

financial statements as of December 31, 2007 and 2006

In thousands of Reais, except as otherwise indicated

the goodwill originally booked in Telpart. The principal accounting effects can be summarized as follows:

i)

Set up of a provision to reflect maintenance of the integrity of the shareholders’ equity, equivalent to the difference between the amount of the goodwill and the tax benefit that derived from its amortization, presented as a reduction to the goodwill account. This provision was recorded with a counter-entry to the special goodwill reserve account.

ii)	Recognition of a tax credit related to deferred income tax and social contribution, as a counter-entry to the special goodwill reserve.

iii)	Reversal of the provision to reflect maintenance of the integrity of the shareholders’ equity account for the results of the period.

The composition of the balances is shown as follows:

	Holding and Consolidated
	2007	2006

Goodwill	636,772	636,772
Accumulated amortization	(514,724)	(451,048)
Tax credits	(41,496)	(63,146)
Provision for integrity of shareholders’ equity	(80,552)	(122,578)
	-	-

The subsidiary has tax benefit of 75% reduction in the income tax generated in the ADENE - Northeast Development Agency - incentive area where the operating subsidiary operates (North of the State of Minas Gerais and Jequitinhonha Valley) for a period of 10 years counted from 2004. In the second quarter of 2007, only for tax purposes, the subsidiary accelerated the depreciation of items of property, plant and equipment installed in the ADENE incentive area.

In the second quarter of 2007, the subsidiary changed the tax regime of gains with foreign exchange variation, from the accrual basis to cash basis. The deferred income tax and social contribution liabilities refer to gains with foreign exchange variation calculated by the accrual basis not yet taxed.

In compliance with CVM Instruction No. 371/2002, the Company’s and subsidiary’s management prepared a technical feasibility studies concerning future realization of deferred tax assets, considering the probable capability of generation of taxable income by the Company and its subsidiary, within the context of the principal variables of their businesses, which, however, are subject to changes. These studies were approved by the Boards of Directors on February 25, 2008, and examined by its Fiscal Councils on February 26, 2008

Credits related to provisions that are temporarily non-deductible, particularly for tax contingencies and doubtful accounts, will be realized as each of the corresponding matters are resolved. Accordingly, the short-term portions of deferred income and social contribution taxes (consolidated) on December 31, 2007 and 2006, consistently, contemplate realization of temporary additions.

Telemig Celular Participações S.A. (holding) and Telemig

Celular Participações S.A. and its subsidiary (consolidated)

Accompanying notes to the

financial statements as of December 31, 2007 and 2006

In thousands of Reais, except as otherwise indicated

According to the projections developed by the management of the Company and of the subsidiary, long-term deferred income and social contribution taxes will be realized in the following years:

Year of use	Holding	Consolidated

2009	13,272	81,123
2010	4,380	40,103
2011	5,358	36,342
2012	6,941	29,963
2013	255	255
Total (As of 12/31/2007)	30,206	187,786

As the taxable base for income and social contribution taxes on net income arises not only from the income that can be generated, but also from the existence of non-taxable revenues, non-deductible expenses, tax incentives and other variables, there is no immediate correlation between the Company’s net income and the result of income and social contribution taxes. Thus, the expected use of tax credits should not be taken as a sole indication of the Company’s future results.

(c)	Results for the year

	Holding		Consolidated
	2007	2006	2007	2006
Income Tax
Current	(2,218)	(3,927)	(71,824)	(62,305)
Deferred	(17,001)	(17,619)	13,625	18,262
Reversal (supplement) of previous year	9	-	(338)	(163)
	(19,210)	(21,546)	(58,537)	(44,206)
Social Contribution
Current	(812)	(1,443)	(19,274)	(14,282)
Deferred	(6,097)	(6,340)	(3,164)	(2,579)
Reversal (supplement) of previous year	(14)	-	(47)	(9)
	(6,923)	(7,783)	(22,485)	(16,870)

(d)	Reconciliation of income and social contribution tax expenses

The amounts for income and social contribution taxes shown in the statement of income present the following reconciliation between their amounts at nominal rate:

	Holding		Consolidated
	2007	2006	2007	2006

Income before income and social contribution taxes and interests	174,539	142,743	277,955	211,968
(-) Employees’ profit sharing	-	-	(19,731)	(15,326)
Income before income and social contribution taxes	174,539	142,743	258,224	196,642
(-) Equity accounting income	(148,135)	(114,544)	-	-
(-) Interest on equity payable (deductible portion)	-	-	(60,780)	(69,768)
(+) Interest on shareholders’ equity receivable	50,673	58,348	50,673	58,348
Other permanent additions, net	(229)	(279)	2,242	5,493

Telemig Celular Participações S.A. (holding) and Telemig

Celular Participações S.A. and its subsidiary (consolidated)

Accompanying notes to the

financial statements as of December 31, 2007 and 2006

In thousands of Reais, except as otherwise indicated

Calculation base	76,848	86,268	250,359	190,715

Income and social contribution taxes (34%)	(26,128)	(29,331)	(85,122)	(64,843)
Tax incentives (ADENE and others)	-	2	4,485	3,939
Supplement of previous year	(5)	-	(385)	(172)
	(26,133)	(29,329)	(81,022)	(61,076)

5	Cash, cash equivalents and short-term Investments

	Holding		Consolidated
	2007	2006	2007	2006

Cash and cash equivalents
Cash and banks	194	65	3,180	4,019
Temporary financial investments (original maturity of less than 90 days)	-	-	7,179	17,349
	194	65	10,359	21,368

Short term investments
Investment Fund	293,423	221,946	720,268	506,405

On December 31, 2007 and 2006, short-term investments were represented primarily by investments in the Fund for Investment in Units of Investment Funds - FIC (exclusive), which also invests in units of other exclusive investment funds, as mentioned in Note 25.

On December 31, 2007 and 2006 the portfolios of the Investment Funds substantially consisted of high-liquidity federal government bonds. On December 31, 2007, the funds portfolio also included private securities of prime financial institutions, also with high liquidity. The securities are recorded at realization values.

With consolidation of the Investment Fund, the following would be the composition of the balance of short-term Investments:

	Holding		Consolidated
	2007	2006	2007	2006

Fixed income securities - substantially federal government bonds	293,423	221,946	720,268	506,405

The Investment Funds carry out transactions with financial instruments with the purpose of reducing exposure to interest risks, which are also recorded at their realization values.

At December 31, 2007 and 2006 there were no sureties, guarantees, mortgages or other types of guarantees granted in favor of the exclusive funds.

Telemig Celular Participações S.A. (holding) and Telemig

Celular Participações S.A. and its subsidiary (consolidated)

Accompanying notes to the

financial statements as of December 31, 2007 and 2006

In thousands of Reais, except as otherwise indicated

6	Accounts receivable, net

	Consolidated
	2007	2006

Telecommunication services	211,931	245,339
Handsets and accessories sales	49,139	31,912
	261,070	277,251
Provision for doubtful accounts	(28,175)	(27,970)
	232,895	249,281

The roll forward of the provision for doubtful accounts is as follows:

	Consolidated
	2007	2006

Beginning balance	27,970	22,899
Supplement of provision in the year	29,921	41,429
Write-offs of past due accounts over 180 days and recoveries	(29,716)	(36,358)
Ending balance	28,175	27,970

On December 31, 2007 and 2006 accounts receivable for telecommunication services also included amounts receivable from customers related to the transfer of charges for domestic and international long-distance calls made by subscribers of the subsidiary through the Carrier Selection Code (CSP) of the long-distance carriers, according to the Personal Mobile Service rules.

On December 31, 2007 the subsidiary had accounts receivable from carriers in arrears of approximately R$30,306 (2006 - R$60,287), deriving from the use of its network. The amounts in arrears are undergoing a process of collection and negotiation with the carriers, which also involves amounts payable offset by the subsidiary amounting to R$22,739 (2006 - R$49,266) on account of non-collection of a portion of said amounts in arrears. The subsidiary’s Management believes that collection of the amounts in arrears is probable and has not set up any provision for losses.

7	Inventories

	Consolidated
	2007	2006

Handsets and accessories	53,261	29,753
Provision for adjustment to market value	(17,983)	(13,182)
	35,278	16,571

8	PIS and COFINS recoverable - Law 9.718/98 - short term and long term

In the year 2005 the Company and the subsidiary were successful in The Supreme Federal Court in actions questioning the constitutionality of broadening of the tax base for PIS and COFINS promoted by Paragraph One of Article 3 of Law No. 9718, of November 27, 1998.

Telemig Celular Participações S.A. (holding) and Telemig

Celular Participações S.A. and its subsidiary (consolidated)

Accompanying notes to the

financial statements as of December 31, 2007 and 2006

In thousands of Reais, except as otherwise indicated

Accordingly, considering that the decision is final and unappealable, the Company and the subsidiary recognized in the last quarter of 2005 the credit for these taxes, in the amounts of R$16,622 and R$21,303, respectively.

The restated amounts of these credits on December 31, 2007 are R$19,146 in the Company and R$33,011 in the subsidiary, totaling R$52,157 consolidated. The credits are recorded in the item “PIS and COFINS recoverable - Law No. 9718/98” under long term receivable for the Company and current asset for the subsidiary. The companies will offset the credits after they are confirmed by the Federal Revenue Office.

9	ICMS recoverable - property and equipment (long-term)

Refers to the amounts of ICMS recoverable that as from 2009 may be offset in installments of 1/48 each, related to credits arising from the acquisition of permanent assets, as established by Supplementary Law No. 102, of July 11, 2000. The balance on December 31, 2007 totaled R$19,886 (2006 - R$24,716).

10	Investment in subsidiary (holding company)

(a)	The details of the equity interest in subsidiary Telemig Celular S.A. can be summarized as follows:

		Holding
	2007	2006

Capital stock	470,000	438,099
Shareholders’ equity	1,070,593	953,434
Net income for the year	176,931	136,696
Interest in capital stock	83.25%	83.25%
Interest in voting capital	89.18%	8918%
Number of shares held (in thousands)
Class G preferred shares	1,180	1,180
Common shares	795	795
Equity accounting income
Deriving from the results of subsidiary	147,297	113,801
Deriving from items not recorded in results of subsidiary	838	743
	148,135	114,544

(b)	Investment activity

	2007	2006

Balance at the beginning of the year	793,743	737,475
Equity accounting income	148,135	114,544
Earnings from equity interest	73	72
Profit distribution proposal:
Interest on shareholders’ equity, gross	(50,673)	(58,348)
Balance at the end of the year	891,278	793,743

Telemig Celular Participações S.A. (holding) and Telemig

Celular Participações S.A. and its subsidiary (consolidated)

Accompanying notes to the

financial statements as of December 31, 2007 and 2006

In thousands of Reais, except as otherwise indicated

(c)	Other Information

The financial statements of subsidiary Telemig Celular S.A. were audited by the same independent accountants as those for the controlling company, who issued an unqualified opinion dated February 26, 2008.

.

11	Property and equipment and intangible assets

				Consolidated
				2007	2006
	Annual depreciation/ amortization rate %	Cost	Accumulated depreciation / amortization	Net Amount	Net Amount

Property and equipment
Equipment and transmission means	20.0 to 33.3	956,725	780,183	176,542	155,703
Switching and control stations	20.0 to 33.3	494,986	294,845	200,141	154,731
Electric power equipment	20.0	68,708	60,209	8,499	8,370
Buildings	5.0	34,222	24,801	9,421	9,927
Towers and other supports and protectors	10.0	110,445	68,472	41,973	45,062
Information technology equipment	20.0	69,072	50,367	18,705	19,471
Terminals equipment	20.0	30,754	16,262	14,492	8,548
Other assets	10.0 to 20.0	111,486	71,943	39,543	42,818
Total assets and facilities in service		1,876,398	1,367,082	509,316	444,630
Assets and facilities construction in progress (*)		221,152	-	221,152	208,593
Total property and equipment		2,097,550	1,367,082	730,468	653,223

Intangible assets
Software	20.0	234,256	155,496	78,760	64,751
Authorizations - Personal Mobile Services	28.9	25,001	18,076	6,925	13,598
Others	20.0	14,719	14,719	-	-
Total Intangible operating assets		273,976	188,291	85,685	78,349
Assets in progress (**)		22,951	-	22,951	20,816
Total intangible assets		296,927	188,291	108,636	99,165

(*) Primarily concerns equipment and transmission means for which installation by the supplier and/or acceptance by the Company have not yet been completed. The amounts include civil works, towers, supports, protectors and electric power equipment necessary for installation and operation of the equipment.

(**) Primarily concerns software for management, billing and relationship with customers undergoing development or implementation.

The net roll-forward for property and equipment and intangible assets in December 31, 2007 and 2006 can be summarized as follows:

	Consolidated
	2007	2006
Property and equipment
Beginning balance	653,223	568,969
Additions	243,700	219,278
Residual amount written off	(1,886)	(755)
Depreciation	(164,569)	(134,269)

Telemig Celular Participações S.A. (holding) and Telemig

Celular Participações S.A. and its subsidiary (consolidated)

Accompanying notes to the

financial statements as of December 31, 2007 and 2006

In thousands of Reais, except as otherwise indicated

Ending Balance	730,468	653,223

Intangible assets
Beginning balance	99,165	105,829
Additions	49,598	31,247
Residual amount written off	-	(892)
Amortization	(40,127)	(37,019)
Ending Balance	108,636	99,165

Depreciation and amortization (consolidated) of property and equipment and intangible assets allocated to the cost of services amounted to R$151,977 (2006 - R$123,082), to selling expenses amounted to R$14,749 (2006 - R$11,066) and to general and administrative expenses amounted to R$37,970 (2006 - R$37,140).

At December 31, 2007 the subsidiary owned equipment, real estate property and other fixed assets listed or appointed for attachment in legal proceedings with a residual value of R$3,361 (2006 - R$3,392).

12	Suppliers (consolidated)

	Consolidated
	2007	2006

Materials and service suppliers	335,967	207,121
Interconnection charges to be transferred - SMP	62,516	99,796
	398,483	306,917

(a)	Materials and service suppliers

On December 31, 2007 and 2006 the balance mainly included the obligation with suppliers on account of supply of handsets, equipment, services and civil works related to expansion of the GSM/EDGE network.

(b)	Interconnection charges to be transferred - SMP

Includes accounts payable to other mobile, fixed and long-distance telephony carriers, related to network remuneration, transfer of additional call charges, displacement and long-distance calls.

On December 31, 2007 the subsidiary had outstanding amounts payable with other carriers amounting to R$22,739 (2006 - R$49,266), which are undergoing a negotiation process (see Note 6).

13	Loans and financing

On December 31, 2007 and 2006 the principal amount of loans and financing consisted of the following:

Telemig Celular Participações S.A. (holding) and Telemig

Celular Participações S.A. and its subsidiary (consolidated)

Accompanying notes to the

financial statements as of December 31, 2007 and 2006

In thousands of Reais, except as otherwise indicated

Consolidated
	2007	2006
Foreign currency

Unsecured senior notes - The outstanding balance is restated by the exchange rate variation of the U.S. dollar, plus interest of 8.750% p.a. The interest matures every half-year and the principal in January 2009.	141,704	171,040

National currency

Non-convertible debentures - The outstanding balance is restated by the IPCA plus 0.5% interest per year. The principal amount and interests mature annually as of July, 2018, with final maturity date in July, 2021.	6,226	-

	147,930	171,040
Less: short-term installments	-	(171,040)
Long-term installments	147,930	-

Interest on loans and financing amounting to R$5,904 and R$7,127 on December 31, 2007 and 2006, respectively, are shown in the “Accounts payable and other provisions” line item under current liabilities.

In compliance to the personal mobile service providing contract, pursuant to the public selection of Nr. 001/2007, the State of Minas Gerais, through the State Secretary of Economic Development, has undertaken to subscribe debentures issued by the Company in the scope of the Minas Comunica Program, using resources of the FUNDOMIC - Fund of Universalization of the Access to Telecommunication Services. As per the referred program, the subsidiary will make available the service with the Personal Mobile Service to 134 locations of the area codes 34, 35 and 38.

According to the program, 5,550 simple debentures will be issued, not convertible into stock, nominative and scriptural, without the emission of certificates of its issuance in up to five series.

On December, 2007, as counterpart to the certification by the State Secretary of Economic Development, from serving 15 locations, 621 debentures non convertible into stock were issued of the 1st series of the 1st Issuance of the subsidiary in the total amount of R$6,210.

The program for funding with Unsecured Senior Notes (or “Notes”) and for non-convertible debentures has restrictive clauses concerning the application of the funds for the allocations specified in the agreements, certain transactions carried out with related parties and consolidation and merger transactions, compliance with certain limits substantially based on balance sheet financial indicators and “EBITDA” (Earnings before interest, taxes, depreciation and amortization), among others.

The program for funding with the Notes was implemented together with related company Amazônia Celular S.A., which is also subject to the same restrictive clauses mentioned above. In the event of failure to comply with the restrictive clauses by the subsidiary and/or by Amazônia Celular S.A., the Notes are subject to early maturity.

Telemig Celular Participações S.A. (holding) and Telemig

Celular Participações S.A. and its subsidiary (consolidated)

Accompanying notes to the

financial statements as of December 31, 2007 and 2006

In thousands of Reais, except as otherwise indicated

In the understanding of Management on December 31, 2007 and 2006 all of the restrictive clauses were complied with by the subsidiary. However, the related company Amazônia Celular S.A. failed to comply with the financial indicators provided for in the Notes on December 31, 2006.

At the time of closing the financial statements of 2006, the companies had not obtained the consent of the creditors with regards to the non compliance by Amazonia Celular S.A. of the financial indicators. Therefore, on December 31, 2006, the portion of the financing that originally had long-term maturity, amounting to R$171,040, was reclassified to current liabilities.

On April 2007, the companies obtained express consent of almost the totality of almost the totality of the holders of the Notes, with regards to the non compliance of the financial indicators, curing, therefore, any event of default. The consent included changes in the financial indicators in more favorable conditions to the companies.

On December 31, 2007 all covenants, altered by the respective consent, were also complied with by Amazonia Celular S.A. Consequently, the portion of the financial maturing in long term has been transferred to long term liabilities.

The long-term debt has the following minimum payment schedule for the upcoming years:

2007

2009	141,704
2018 a 2021	6,226
147,930

14	Other taxes, fees and contributions payable:

	Holding		Consolidated
	2007	2006	2007	2006

ICMS	-	-	6,199	11,812
PIS and COFINS	4,686	-	4,686	3,407
FUST and FUNTELL	-	-	766	675
FISTEL	-	-	3,405	-
Others	-	-	87	40
	4,686	-	15,143	15,934

15	Provision for contingencies

	Consolidated
	2007	2006

Tax contingencies	969,013	808,486
Civil and labor contingencies	10,763	7,526
	979,776	816,012
Judicial deposits	(955,945)	(788,174)

Telemig Celular Participações S.A. (holding) and Telemig

Celular Participações S.A. and its subsidiary (consolidated)

Accompanying notes to the

financial statements as of December 31, 2007 and 2006

In thousands of Reais, except as otherwise indicated

23,831	27,838

Changes in Provision and judicial deposits:

	2007	2006
Contingencies
Beginning balance	816,012	649,572
Additions	116,717	124,354
Write-offs	(201)	(8,796)
Interest and monetary restatement	47,248	50,882
Ending balance	979,776	816,012

Judicial deposits
Beginning balance	788,174	635,549
Additions	121,834	107,827
Write-offs	-	(5,331)
Interest and monetary restatement	45,937	50,129
Ending balance	955,945	788,174

(a)	Tax contingencies

i.	ICMS on monthly subscriptions and on added-value and activation services

Supported by its legal counsel, subsidiary’s Management understands that ICMS applies only to telecommunication services and, thus, its levy on the monthly subscriptions, added-value and activation services is illegal, inasmuch as they are not telecommunication services. The subsidiary obtained a restraining order and ceased to pay the tax on the monthly subscriptions, proceeding to set up a provision and to make judicial deposits of the amounts involved. The provision recorded on December 31, 2007 was R$691,742 (2006 - R$600,752), with corresponding judicial deposits for the same amount. On December 31, 2007, the Company is awaiting judgment by the Superior Court of Justice of Appeal filed by the Company. In the opinion of the subsidiary’s legal advisors, the chances of a loss in this proceeding are remote. However, as it relates to a legal obligation on the terms of CVM Resolution No. 489/2005, the subsidiary has set up a provision for this contingency.(*)

(*) In 2008, the Company joined the program of partial exemption of ICMS and its legal additions set up by the Agreement CONFAZ Nr. 72/06 and incorporated by the State of Minas Gerais through the Decree Nr. 44.422/2006 and later amendments, bringing the judicial litigation to an end (for more details, please see Note 28 - Subsequent Events).

ii.	INSS

On July 2, 2002 the subsidiary was assessed by the National Social Security Institute - INSS - for joint liability for payment of INSS contributions for service providers and the 11% withholding provided for in Law No. 9711/98. On December 31, 2007 and 2006 the subsidiary had a provision amounting to R$3,547 to cover any losses that could arise from this assessment, based on the opinion of its legal counsel. The subsidiary effected an appeal in-court deposit

Telemig Celular Participações S.A. (holding) and Telemig

Celular Participações S.A. and its subsidiary (consolidated)

Accompanying notes to the

financial statements as of December 31, 2007 and 2006

In thousands of Reais, except as otherwise indicated

amounting to R$5,799, which is classified in the “Other assets” line item under long-term receivables.

iii.	Telecommunications inspection fee - FISTEL

The subsidiary filed a writ of mandamus questioning the liability for payment of inspection fees for mobile stations that are not its property, proceeding to set up a provision and judicial deposit of the amounts related to the Operation Inspection Fee, or TFF, and the Installation Inspection Fee, or TFI.

In the understanding of the Management and of its legal counsel, the chances of a loss in these proceedings are possible. However, as this refers to a legal obligation on the terms of CVM Resolution No. 489/2005, the subsidiary set up a provision for this contingency. The provision recorded on December 31, 2007 was of R$246,273 (2006 - R$187,421), with corresponding judicial deposits of the same amount.

iv.	Fund for universalization of telecommunications services - FUST

Based on Article 6 of Law No. 9998/2000, which instituted the FUST, the subsidiary does not include in the calculation base for the contribution the revenues obtained by providers of telecommunication services on account of remuneration for interconnection and for the use of its network resources.

On December 15, 2005 the ANATEL’s Management Board approved Compendium No. 7, which determines the inclusion of the mentioned revenues in the calculation base for FUST, with application retroactive to January 2001.

In the understanding of Management and of its legal counsel, the ANATEL Compendium No. 7 violates the principles of Law No. 9998/2000, in addition to a number of constitutional provisions. On January 2006 the mobile carriers filed a Writ of Mandamus with the purpose of protecting their legitimate rights of continuing to pay FUST without any broadening of the calculation base not provided by law.

On October 20, 2006 the subsidiary received 12 Assessment Notices related to FUST on the revenues from interconnection in 2001. On October 27 it received another 12 Assessment Notices that were duplicates of those received on October 20. The Notices total R$11,818. The pertinent Administrative Appeals were filed on November 27, 2006.

Corroborating the above understanding, on March 5, 2007, The Honorable Federal Judge of the Lower Court of the Federal District judged the action in favor of the subsidiary, permitting calculation and payment of the FUST contribution on the total amount of the gross operating revenue deriving from rendering of telecommunication services, without inclusion of the amounts for transfer of interconnection charges. ANATEL filed an interlocutory appeal to the Court which is still pending judgment.

Being so, the FUST on the subsidiary’s interconnection revenues has its collection suspended.

On October 19, 2007, the subsidiary received 12 more Assessment Notices related to FUST on revenues from interconnection of 2002, in the amount of R$7,840, being that the administrative appeals have been filed by the law firm contracted.

Telemig Celular Participações S.A. (holding) and Telemig

Celular Participações S.A. and its subsidiary (consolidated)

Accompanying notes to the

financial statements as of December 31, 2007 and 2006

In thousands of Reais, except as otherwise indicated

Additionally, in the understanding of Management and its legal advisors, the chances of success in these proceedings are possible, both in the administrative and judicial levels.

Therefore, no provision has been set for this contingency. On December 31, 2007, the total amount involved was R$30,519 (2006 - R$28,032).

v.	Fund for telecommunications technological development - FUNTTEL

On December 11, 2006 the subsidiary received an Assessment Notice related to the FUNTTEL on interconnection revenues in 2001, amounting to R$ 2,999. The law firm retained presented the pertinent Administrative Appeals which are still pending judgment.

On October 11, 2007 the subsidiary filed, together with the other cellular carriers, an Interlocutory Injunction to argue the collection of FUNTTEL on interconnection revenues.

On November 12, 2007 the preliminary decision favorable was given by the TRF of the 1st Region allowing the subsidiary to calculate and pay the contribution to the FUNTTEL on the total amount of its gross operating revenue from telecommunications services, without the inclusion of the amounts of the interconnection transfers.

Being so, in function of the decision of the TRF of the 1st Region, the requirement to collect FUNTTEL on interconnection revenues has been suspended.

On November 28, 2007, the subsidiary received 01 Assessment Notice from the Ministry of Communications referring to the FUNTELL (year 2002) on interconnection revenues, the amount of R$4,930. The contracted law firm presented the administrative appeal which is still pending judgment.

Additionally, in the understanding of Management and of its legal consultants, the chances of loss in these administrative proceedings are possible, both in the administrative and judicial levels.

Thus, no provision was set up for this contingency. On December 31, 2007, the total amount involved was R$17,907 (2006 - R$16,986).

vi.	Other tax contingencies

The subsidiary is a party to other tax proceedings, for which a provision has been set up amounting to R$27,451 on December 31, 2007 (2006 – R$16,765) and the corresponding judicial deposits totaled R$17,929. In 2006, there was no deposit.. Based on the opinion of its legal advisors, Management believes that the provision recorded is sufficient to cover any losses arising from these proceedings.

(b)	Civil and labor contingencies

The subsidiary is a party in some proceedings of civil and labor nature. The civil contingencies correspond mainly to proceedings filed by clients and the labor contingencies to proceedings filed by the subsidiary’s former employees. Management, based on the opinion of its legal

Telemig Celular Participações S.A. (holding) and Telemig

Celular Participações S.A. and its subsidiary (consolidated)

Accompanying notes to the

financial statements as of December 31, 2007 and 2006

In thousands of Reais, except as otherwise indicated

advisors, believes that the provision recorded in the amount of R$10,763 (2006 – R$7,526) is sufficient to cover eventual losses arising from these proceedings.

(c)	Other possible and remote contingencies not accrued

The subsidiary has tax actions that involve loss risks classified by Management and by its legal counsel as possible or remote, amounting to R$43,602 and R$54,950 (2006 - R$9,387 and R$108,238), respectively, for which no provision for contingencies has been accrued.

16	Shareholders’ equity

(a)	Subscribed and paid-in capital

On December 31, 2007 the subscribed and paid-in capital was R$515,000 (2006 -

R$456,350), divided into 36,207 thousand shares (2006 - 357,706,556 thousand), of which 13,466 thousand are common shares (2006 - 133,037,521 thousand) and 22,741 thousand are preferred shares (2006 - 224,669.035 thousand), with no par value. The Company’s authorized capital is of 700,000,000 thousand shares.

The preferred shares have no voting rights and are assured priority for reimbursement of capital, without any goodwill, and, alternatively, for payment of minimum non-cumulative dividends, according to the criteria set forth below, considering whichever represents the greater amount:

I - 6% per year on the amount that results from division of subscribed capital by the total number of Company shares; or

II - the right to participate in the minimum compulsory dividend, according to the following criteria:

a)	priority for receiving minimum and non-cumulative dividends corresponding to 3% of the equity value of the shares; and

b)

the right to participate in distributed profits in equal conditions as for common shares, after the latter have been assured a dividend equal to the priority minimum established in accordance with item “a” above.

In General Shareholders’ Meeting held on May 10, 2007, the capitalization of profit reserves was approved in the amount that was in excess to the capital stock (R$34.654) and the tax benefit earned by the Company, arising from the goodwill amortization in 2006, in the amount of R$23.996.

(b)	Reverse share split

In Extraordinary Shareholders’ Meeting, held on July 12, 2007, the reverse split of the shares representing the Company’s capital stock was approved. The shares were grouped in the proportion of 10.000 (ten thousand) existing shares to 01 (one) share of the respective class.

Telemig Celular Participações S.A. (holding) and Telemig

Celular Participações S.A. and its subsidiary (consolidated)

Accompanying notes to the

financial statements as of December 31, 2007 and 2006

In thousands of Reais, except as otherwise indicated

In Extraordinary Shareholders’ Meeting, held on October 29, 2007, the change in the shareholders’ equity structure of the Company was approved in function of the reverse share split mentioned above.

In October, 2007, the Company performed auctions for the sale of 563.690 common shares and 490.651 preferred shares related to the fractions resulting from the reverse split. The amount of sale, net of brokerage fee, tax and income tax, reached R$106.7967 per common share and R$51.7210 per preferred share. The mentioned amounts were made available to the respective shareholders on October 26, 2007.

The amounts already made available to the shareholders but not yet claimed, in the amount of R$85,196, are recorded as current liabilities in “Reverse Share Split”

(c)	Statutory reserve for investments

Accrued in the year 2003 based on Article 40, Sole Paragraph of the By-Laws, as approved by the Annual Shareholders’ Meeting of March 19, 2003, corresponds to the amount of net income for the year 2002 retained based on the Company’s capital budget.

In Extraordinary Shareholders’ Meeting held on May 10, 2007, the capitalization of this reserve was approved in the amount of R$34,654.

Management will propose to the Annual Shareholders’ Meeting the capitalization of a portion of this reserve amounting to R$6,197, in compliance with Article 199 of Law No. 6404/76 and with Article 40, Sole Paragraph, of the By-Laws, as shown below:

	Balance as of Dec 31, 2007	Capitalization of the goodwill reserve (*)	Balance after capitalization of the goodwill reserve	Capitalization of the profits reserve	Balance after capitalization of the profits reserve
Legal reserve	56,131	-	56,131		56,131
Statutory reserve for investment	6,197	-	6,197	(6,197)	-
Retained earnings	577,385	-	577,385	(44,839)	532,546
	639,713	-	639,713	(51,036)	588,677

Capital stock	515,000	22,964	537,964	51,036	589,000

Surplus amount			101,749		-

(*) see Note 16(d)

(d)	Capital reserve

The goodwill from the restructuring mentioned in Note 4 was initially recorded fully as a counter-entry to the capital reserve - special goodwill reserve, according to CVM Instruction No. 319/99, and the amount corresponding to the effective tax benefit will be capitalized annually, inuring for the benefit of the controlling shareholder, through the issuance of common and preferred shares, in the same proportions of capital stock existing at the time. In respect of the issue price, one of the criteria established in Paragraph One of Article 170 of Law No. 6404/76 will be

Telemig Celular Participações S.A. (holding) and Telemig

Celular Participações S.A. and its subsidiary (consolidated)

Accompanying notes to the

financial statements as of December 31, 2007 and 2006

In thousands of Reais, except as otherwise indicated

observed. The minority shareholders will be assured the right of first refusal for acquisition of the shares issued, on the terms of Article 171, Paragraph Two of Law No. 6404/76.

The Company opted to adopt CVM Instruction No. 349/2001 as from the initial date of the year 2000, adjusting its financial statement for 2000 to reflect, as assets and as a special goodwill reserve, only the amount relative to the expected tax benefit from tax utilization of the goodwill originally booked in Telpart Participações S.A., the controlling shareholder. The amount of the tax benefit obtained from the amortization of the goodwill that may be capitalized in 2008 is R$22,964.

(e)	Legal reserve

Set up in accordance with the Brazilian Corporation Law and the By-Laws, on a basis of 5% of net income for each fiscal year, until it reaches 20% of capital stock.

(f)	Reserve for unrealized profits

This reserve originated from the spin-off of Telebrás, where it represented revenues that were booked but not yet financially realized, and that have been realized over a period of ten years, at the end of each year, as from 1998. This period ,compatible with the remaining period of the concession, expired in the fiscal year ended on December 31, 2007 with the realization of the remaining balance of the reserve.

(g)	Retained Earnings

The General Shareholders’ Meeting held on April 27, 2007 approved (i) the transfer of the remaining balance of net income for the year 2006 to retained earnings (adjusted by the realization of the reserve for unrealizable profits), in the amount of R$86,365, to cover the subsidiary’s capital budget proposed for the year of 2007, under the terms of the provision of art. 196 of Law 6.404/76 and articles 39, § 2 and 43 of the By-Laws.

The Management of the Company will propose that the remaining balance of net income for 2007, (adjusted by the realization of the reserve for unrealizable profits) in the amount of R$115,642, be allocated to retained earnings based on the capital budget proposed for the year 2008, on the terms of the provisions of Article 196 of Law No. 6404/76, which will be submitted for approval by the Annual Shareholders’ Meeting.

In addition, the Company’s Management will propose to the Annual Shareholders’ Meeting that the balance of retained earnings from previous periods continue to be used to cover the subsidiary’s capital budget provided for the next three years, which will also be submitted for approval by the Annual Shareholders’ Meeting.

The Management will propose to the Annual Shareholders’ Meeting the capitalization of R$44,839 of the remaining balance of retained earnings, in compliance with Article 199 of Law 6404/76, as described in Note 16c.

(h)	Dividends

Telemig Celular Participações S.A. (holding) and Telemig

Celular Participações S.A. and its subsidiary (consolidated)

Accompanying notes to the

financial statements as of December 31, 2007 and 2006

In thousands of Reais, except as otherwise indicated

The shareholders are assured a minimum dividend of 25% of the adjusted net income for each year, in accordance with the Brazilian Corporation Law and the By-Laws, which amount is raised up to the amount necessary for payment of the priority minimum dividend for the preferred shares. On December 31, 2007 and 2006 the minimum dividends were calculated as follows:

	2007	2006
I - Criterion of 6% per year on Capital Stock

Capital stock	515,000	456,350
Participation of preferred shares	62.81%	62.81%
	323,462	286,633
% of priority minimum dividend (Item I article 11 of the By-Laws)	6%	6%
Priority minimum dividend for the preferred shares	19,408	17,198

II - Criterion of 3% of the net equity value of the share

Shareholders’ Equity for the year before deduction of the dividends	1,268,367	1,152,779
Participation of preferred shares	62.81%	62.81%
	796,639	724,040
% of priority minimum dividend (Item II article 11 of the By-Laws)	3%	3%
Priority minimum dividend for the preferred shares (Option chosen)	23,899	21,721

Net income for the year	148,406	113,414
(-) Legal reserve	(7,421)	(5,671)
(+) Realization of the reserve for unrealized profits	13,205	13,205
Adjusted net income	154,190	120,948
	25%	25%
Mandatory minimum dividends	38,548	30,237
Supplementary dividends	-	4,346
	38,548	34,583

Management will propose to the Shareholders’ Meeting the following distribution of dividends:

	2007	2006
Dividends per class of shares
Preferred shares - (R$1,064,64 per block of one thousand shares; 2006 - R$0.097)(*)	24,211	21,721
Common shares - (R$1,064,64 per block of one thousand shares; 2006 - R$0.097)(*)	14,337	12,862
	38,548	34,583

(*) In the fiscal year 2007, as mentioned in Note 16 b, occurred a reverse share split. In case the dividends of 2006 were calculated considering the reverse split factor (10,000 shares), the dividends per block of one thousand shares would total R$966.81

In the year 2007, the Company made the reversal of lapsed interests on shareholders’ equity and dividends in the amount of R$1,765 (2006 - R$1,155). The reversal was booked at credit to retained earnings in the shareholder’s equity section.

Telemig Celular Participações S.A. (holding) and Telemig

Celular Participações S.A. and its subsidiary (consolidated)

Accompanying notes to the

financial statements as of December 31, 2007 and 2006

In thousands of Reais, except as otherwise indicated

17	Financial result

	Holding		Consolidated
	2007	2006	2007	2006
Financial revenues
Interest	31,459	37,001	78,510	97,231
Others	1,301	577	5,552	2,501
	32,760	37,578	84,062	99,732
Financial expenses
Interest	41	(20)	(16,461)	(20,804)
Expenses with hedge transactions	-	-	(48,091)	(43,728)
Taxes	(5,205)	(5,992)	(14,496)	(15,851)
Others	-	-	(3,802)	(2,499)
	(5,164)	(6,012)	(82,850)	(82,882)

Exchange variation of liabilities	-	5	30,075	21,099

Financial result	27,596	31,571	31,287	37,949

18	Pension plan

The subsidiary individually sponsors a Defined Benefits Pension Plan - the PBS Telemig Celular Plan. In addition to the private pension benefit, a medical plan (PAMA) is provided for retired employees and their dependents, on a shared-cost basis. The contributions to the PBS Telemig Celular and PAMA plans are determined based on actuarial studies prepared by independent actuaries, in accordance with norms that are applicable in Brazil. The system for determining the funding is of capitalization and the contribution paid by the sponsor is of 13.5% of the payroll for employees who participate in the plan, of which 12% is allocated to the funding of the PBS Telemig Celular plan.

The pension benefit is defined as being the difference between 90% of the average salary for the last thirty-six months, restated to the date of retirement, and the amount of the benefit paid by the National Social Security Institute - INSS.

In 2004 the subsidiary obtained approval from the Office for Private Pension Plans for creation of a new Pension Plan. The new plan, called CelPrev Telemig, was offered to employees that did not participate in the PBS Telemig Celular plan, and was also offered to new professionals admitted by the subsidiary. For participants in the PBS Telemig Celular plan an offer was made and incentives were given for migration of the benefits and funds to the Cel Prev.

The main characteristics of the CelPrev plan are: Defined Contribution Plan, except for sick-leave allowance, which benefit is defined as being for up to 24 months; the participants contribute with 50% and the company with 50% of the regular amount; regular retirement at 60 years of age, early retirement at 50; deferred proportionate benefit; retirement due to disability; medical-leave allowance; confinement allowance and pension due to death. The benefit at the time of retirement depends on the time and the amount of contributions, as well as on the results of the fund’s investments.

Telemig Celular Participações S.A. (holding) and Telemig

Celular Participações S.A. and its subsidiary (consolidated)

Accompanying notes to the

financial statements as of December 31, 2007 and 2006

In thousands of Reais, except as otherwise indicated

The participants can make three types of contributions to CelPrev, to wit: (a) regular basic contribution: variable percentage of 0% to 2% of his/her participation monthly benefit; (b) additional regular contribution: variable percentage of 0% to 6% of the portion of his/her participation monthly benefit that exceeds 10 Standard Reference Units for the Plan; and (c) voluntary contribution: a percentage chosen freely by the participant and applied to his participation monthly benefit.

The sponsor can make four types of contributions, as follows: (a) regular basic contribution: contribution equal to the regular basic contribution of the participant, after deduction of the contribution for funding of the medical-leave allowance benefit and the amount allocated to funding of administrative expenses; (b) regular additional contribution: equal to the regular additional contribution of the participant, after deduction of administrative expenses; (c) sporadic contributions: made on a voluntary basis and with frequency determined by the sponsor; and (d) special contribution: a contribution intended exclusively for employees of the sponsor that do not belong to the PBS and that where admitted within a period of 90 days from the date of commencement of effectiveness of the CelPrev.

During fiscal year 2007 the subsidiary made contributions to the PBS Telemig Celular Plan - Active Participants and to the PAMA amounting to approximately R$899 (2006 - R$600), and to the CelPrev Telemig Plan amounting to approximately R$903 (2006 - R$768).

The situation of PBS Telemig Celular - Active and Assisted Participants, of the PAMA and of the CelPrev Telemig (plan’s defined benefit portion), on December 31, 2007 and 2006 is the following:

	2007	2006

PBS - Telemig Celular - Active participants
Present value of actuarial obligation	(58,102)	(52,868)
Fair value of the plan assets	107,919	90,339
Funded obligation	49,817	37,471
Actuarial gain not recognized	(24,750)	(17,696)
Additional actuarial assets	25,067	19,775

PBS - Telemig Celular - Assisted participants
Present value of actuarial obligation	(699)	(674)
Fair value of the plan assets	1,133	997
Funded obligation	434	323
Actuarial gain not recognized	(175)	(126)
Additional actuarial assets	259	197

PAMA
Present value of actuarial obligation	(8,280)	(7,105)
Fair value of assets of the plan	3,790	3,806
Unfunded obligation	4,490	(3,299)
Actuarial loss (gain) not recognized	(1,297)	499
Increase in liabilities upon adoption of pronouncement, not recognized	-	-
Additional actuarial liabilities	(3,193)	(2,800)

CelPrev Telemig
Present value of actuarial obligation	(24,468)	(19,469)
Fair value of the plan assets	27,859	22,078

Telemig Celular Participações S.A. (holding) and Telemig

Celular Participações S.A. and its subsidiary (consolidated)

Accompanying notes to the

financial statements as of December 31, 2007 and 2006

In thousands of Reais, except as otherwise indicated

Funded obligation	3,391	2,609
Actuarial gain not recognized	(2,672)	(2,296)
Additional actuarial assets	719	313

As evidence of its obligations related to the PAMA, the subsidiary decided to record on December 31, 2007 the current amounts of the contributions to be made at the level of present expenditures practiced (actuarial liabilities), amounting to R$3,193 (2006 - R$2,800).

In addition, on December 31, 2007 and 2006 the subsidiary decided not to record the additional actuarial assets related to the PBS Telemig Celular (active and assisted participants) and to the CelPrev Telemig, recognizing only the obligation arising from the PAMA mentioned above.

The amounts to be recognized in the statements of income for the portions of the defined benefit are shown below:

	2008
	PBS Telemig Celular - Active participants	PBS -Telemig Celular - Assisted participants	PAMA	CelPrev Telemig	Total
Expense (revenue) to be recognized
Current cost of service (with interest)	1,934	-	120	172	2,226
Interest on actuarial obligations	6,160	73	883	122	7,238
Expected earnings from the plan assets	(11,619)	(120)	(361)	(516)	(12,616)
Cost of amortizations	(1,469)	(3)	51	(115)	(1,536)
Expected contributions from participants	(948)	-	-	-	(948)
Expenses (revenues) to be recognized	(5,942)	(50)	693	(337)	(5,636)

	2007
	PBS Telemig Celular - Active participants	PBS -Telemig Celular - Assisted participants	PAMA	CelPrev Telemig	Total
Recognized expense (revenue)
Current cost of service (with interest)	1,951	-	139	171	2,261
Interest on actuarial obligations	5,342	67	721	123	6,253
Expected earnings from the plan assets	(10,071)	(128)	(403)	(418)	(11,020)
Cost of amortizations	(817)	(1)	-	(96)	(914)
Expected contributions from participants	(862)	-	-	-	(862)
Recognized expense (revenue)	(4,457)	(62)	457	(220)	(4,282)

The portion of actuarial gains or losses recognized as revenue or expense is the amount of the accumulated portion of the gains or losses that exceeds the greater of the amounts between: (i) 10% of the present value of the total actuarial obligation of the defined benefit; and (ii) 10% of the fair value of the assets of the plan. The surplus amount is amortized by the average remaining time of service of the participants in the plan, except for the plans where the participants are predominantly assisted, when their average life expectancy is used.

Net actuarial assets (liabilities) activity

	2007	2006
PBS Telemig Celular - Active participants
Net actuarial assets at the beginning of the year	19,775	14,533
Revenue recognized in the statement of income for the previous year	4,457	4,644

Telemig Celular Participações S.A. (holding) and Telemig

Celular Participações S.A. and its subsidiary (consolidated)

Accompanying notes to the

financial statements as of December 31, 2007 and 2006

In thousands of Reais, except as otherwise indicated

Sponsor’s contributions made in the year	835	598
Net actuarial assets at the end of the year	25,067	19,775

PBS -Telemig Celular - Assisted participants
Net actuarial assets at the beginning of the year	197	155
Revenue recognized in the statement of income for the previous year	62	42
Net actuarial assets at the end of the year	259	197

PAMA
Net actuarial assets at the beginning of the year	(2,800)	(2,200)
Revenue recognized in the statement of income for the previous year	(457)	(602)
Sponsor’s contributions made in the year	64	2
Net actuarial assets at the end of the year	(3,193)	(2,800)

CelPrev Telemig
Net actuarial assets at the beginning of the year	313	197
Revenue (expense) recognized in the statement of income for the previous year	220	116
Sponsor’s contribution versed in the year	186	-
Net actuarial assets at the end of the year	719	313

The principal actuarial assumptions used are the following:

2007
	PBS Telemig Celular - Active participants	PBS Telemig Celular - Assisted participants	CelPrev Telemig	PAMA

Actual discount rate for the actuarial obligation	6.0% p.a.	6.0% p.a.	6.0% p.a.	6.0% p.a.
Actual earnings rate expected for the plan assets	6.02% p.a.	6.5% p.a.	6.56% p.a.	4.9% p.a.
Estimated actual salary increases index	2.0% p.a.	Not applicable	2.0% p.a.	2.0% p.a.
Estimated long-term inflation rate	4.5% p.a.	4.5% p.a.	4.5% p.a.	4.5% p.a.
Biometric table for general mortality	AT83	AT83	AT83	AT83
Biometric table for entering disability	Mercer Disability	Not applicable	Mercer Disability	Mercer Disability
Expected turnover rate	Null	Not applicable	0.15 / (time of service +1); null as from 50 years of age	Null
Possibility of entering retirement	100% upon first eligibility to a benefit by the plan	Not applicable	100% upon first eligibility to a benefit by the plan	100% upon eligibility for retirement

2006
	PBS Telemig Celular - Active participants	PBS Telemig Celular - Assisted participants	CelPrev Telemig	PAMA

Actual discount rate for the actuarial obligation	6.0% p.a.	6.0% p.a.	6.0% p.a.	6.0% p.a.
Actual earnings rate expected for the plan assets	6.9% p.a.	8.8% p.a.	6.6% p.a.	6.4% p.a.
Estimated actual salary increases index	2.0% p.a.	Not applicable	2.0% p.a.	2.0% p.a.
Estimated long-term inflation rate	4.0% p.a.	4.0% p.a.	4.0% p.a.	4.0% p.a.
Biometric table for general mortality	AT83	AT83	AT83	AT83
Biometric table for entering disability	Mercer Disability	Not applicable	Mercer Disability	Mercer Disability

Telemig Celular Participações S.A. (holding) and Telemig

Celular Participações S.A. and its subsidiary (consolidated)

Accompanying notes to the

financial statements as of December 31, 2007 and 2006

In thousands of Reais, except as otherwise indicated

Expected turnover rate	Null	Not applicable	0.15 / (time of service +1); null as from 50 years of age	Null
Possibility of entering retirement	100% upon first eligibility to a benefit by the plan	Not applicable	100% upon first eligibility to a benefit by the plan	100% upon eligibility for retirement

The Projected Unit Credit Method was used for assessment of the benefit. This method complies with the requirements of CVM Resolution No. 371 / NPC-26 of the IBRACON.

.

19	Management’s professional fees

In the years of 2007 and 2006 the Company’s professional fees paid to management totaled

R$696 and R$2,695, respectively, before the transfers provided in the service agreements for shared use of human resources and activities, with prorated expenses as described in Note 3. The consolidated management fees totaled R$1,944 in 2007 and R$5,013 in 2006, after the transfers mentioned above.

20	Commitments

(a)	Capital expenditure

On December 31, 2007 the subsidiary had contracted commitments with capital expenditures for realization during the in next year amounting to approximately R$25,220 (2006 - R$4,419).

(b)	Lease agreements

The Company and the subsidiary have a number of lease agreements for equipment and facilities, of which R$41,012 (2006 - R$38,578) were recorded as expenses for the year. The future commitments related to these agreements are the following:

Consolidated
2008	23,787
2009	19,521
2010	15,215
2011	12,532
2012	9,145
2013	7,500
2014	6,611
2015 a 2019	8,496
Minimum amounts committed	102,807

(c)	Targets established by the ANATEL (not audited)

The plan of targets agreed upon with ANATEL by the subsidiary is monitored by Management and has been successfully met.

Telemig Celular Participações S.A. (holding) and Telemig

Celular Participações S.A. and its subsidiary (consolidated)

Accompanying notes to the

financial statements as of December 31, 2007 and 2006

In thousands of Reais, except as otherwise indicated

(d)	Loans and financing

The commitments related to repayment of loans and financing are described in Note 13.

21	Insurance coverage

On December 31, 2007 and 2006 the subsidiary had insurance coverage for operating risks, including assets in inventory, leased assets, property, plant and equipment and loss of profit, for amounts contracted based on assessment by Management, considering the risks and amounts involved.

On December 31, 2007 and 2006 the insured amounts at risk were approximately the following:

	Consolidated
	2007	2006
Inventories	31,127	35,000
Leased assets and property and equipment	1,099,637	1,169,000
Loss of profit	895,745	1,032,000
	2,026,509	2,236,000

In addition, the subsidiary carries general civil liability and countrywide transportation insurance.

22	Employees’ profit sharing

The Company and its subsidiary have a profit sharing program, agreed upon with the Employees’ Commission and with the SINTTEL/MG - Telecommunication Companies Workers’ Union of the State of Minas Gerais, which is effective for a term of one year that commenced in January 2007. This program was designed to stimulate the increment of operating productivity and to remunerate the workers for fulfilling the negotiated goals based on operating and financial indicators, approved by the Boards of Directors of the Company and the subsidiary.

In the years 2007 and 2006 the sharing of profits by the employees, as provided in the By-Laws and subject to approval by the Shareholders’ Meeting, consisted of the following:

	Consolidated
	2007	2006

Employees’ profit sharing	18,198	14,309
Statutory executive officers’ profit sharing	1,533	1,017
	19,731	15,326

23	Stock-based compensation plan (consolidated)

On October 5, 2000 the Board of Directors of the Company approved two long-term incentive plans, which are described below:

Telemig Celular Participações S.A. (holding) and Telemig

Celular Participações S.A. and its subsidiary (consolidated)

Accompanying notes to the

financial statements as of December 31, 2007 and 2006

In thousands of Reais, except as otherwise indicated

(a)

Plan A - This plan Funded key executives who were granted preferred or common shares of the Company. The awards are earned and the shares are issued to the extent of accomplishment by the Company of the performance goals, as determined by the Board of Directors for a period of performance of five years. On December 31, 2007 all of the options granted had expired.

(b)

Plan B - This plan covered part of the key executives of the subsidiary and other employees. Options granted in this plan refer to preferred shares of the Company with exercise at market value on the date of the grant. The exercise of the option is of 20% during the second year, 60% during the third year and 100% during the fourth year. On December 31, 2007 all options were expired.

The Boards of Directors of the Company and its subsidiary, in meetings held on December 29 and 30, 2003, respectively, approved changes in plan B, providing for new grants.

The plan continues to cover part of the key executives of the subsidiary (who may also participate) and the new granted options continue to involve the Company’s preferred shares. However, these new options have an exercise price equivalent to the market value on the date of the grant, with a 20% discount. The vesting of the option is of 40% as from January 2004, 70% as from January 2005 and 100% as from January 2006, which may be exercised by January 2008. At December 31, 2007, 1.9176 options (19,176 before the reverse share split of the holding company) were granted under this plan. The exercise price for the options granted is thirty eight reais and eighty-four cents (R$38,40) for a block of one thousand registered preferred shares of the holding company. This price is restated in accordance with the IGP-M up to the date of exercise of the option. The estimated percentage of dilution for the holding company is 0.01% throughout the 5 years of the approved plan. On December 31, 2007 the balance of exercisable stock options totaled 1.7507 (17,507 before the reverse share split) options, the restated exercise price of the options was R$48.88 and the market value of the share was R$48.51. No option was exercised up to December 31, 2007. The options expired in January, 2008 with no exercise by the executives.

24	Financial instruments (consolidated)

The subsidiary participates in transactions involving financial instruments. The management of these risks is conducted by definition of strategies and determination of limits of exposure.

(a)	Exchange rate and interest rate risks

The exchange rate and interest rate risks relate to the possibility of the Company incurring losses deriving from fluctuations of exchange and interest rates, increasing the balances of debt with loans and financing obtained in the market and the corresponding financial expenses. In order to reduce these types of risks, the Company carries out transactions intended to protect against exchange variation (hedging), through currency and interest rate swap agreements.

On December 31, 2007 the restated amount of swap agreements was R$141,704 (2006 - R$171,040). The contracts mature in January 2009.

Earnings and losses for the transactions derive from the differences in the variations of the contracted indicators over the referential indicators (paper curve) and are recorded on an

Telemig Celular Participações S.A. (holding) and Telemig

Celular Participações S.A. and its subsidiary (consolidated)

Accompanying notes to the

financial statements as of December 31, 2007 and 2006

In thousands of Reais, except as otherwise indicated

accrual basis in financial revenues or expenses. In fiscal year 2007 the net losses related to swap contracts totaled R$48,091 (2006 - R$43,728). In this same period the gain with foreign exchange variation totaled R$30,075 (2006 - R$21,099)

On December 31, 2007 the net amount payable for swap agreements totaled

R$91,630 (2006 - R$43,539) and is shown in long-term liabilities.

On December 31, 2007 the Company had loans and financing in the amount of R$141,704 (2006 - R$171,040) denominated in foreign currency, of which 100% (2006 - 100%) was hedged.

(b)	Credit risk

The credit risk associated with accounts receivable results from amounts billed and to be billed for providing of telecommunication services, resale of handsets and distribution of prepaid loading cards. The Company continually monitors the credit granted to its customers and the level of default.

Access of telecommunication service customers is always blocked when their bills are past due for more than 15 days from their due dates. Exceptions include only telephony service that must be maintained for reasons of national security or defense. The credit risk of accounts receivable for rendering of mobile telecommunication services is diversified. The Company maintains credit limits for the resellers of mobile telephone handsets and distributors of prepaid loading cards, which are defined based on the sales potential, risk history, punctuality of payments and default. At December 31, 2007 the Company had a provision for covering any accounts receivable losses that amounted to R$28,175 (2006 - R$27,970) - Note 6.

The investment fund’s portfolio is comprised mainly by federal public bonds, and also by private securities of prime financial institutions, minimizing the credit risk.

Transactions with financial institutions (temporary financial transactions and swap agreements) are distributed among prime institutions, minimizing the credit risk and avoiding concentration.

There is no concentration of available funds that has not been mentioned above that, if suddenly eliminated, could severely impact the operation of the Company.

(c)	Fair value of financial instruments

The fair values of financial assets and liabilities are determined based on available market information and adequate valuation methodologies. The use of different market assumptions and/or estimating methodologies could have a different effect on the estimated market values.

The book balances for temporary financial investments and for short-term investments on December 31, 2007 and 2006 are equivalent to market values, as they are recorded at realization value. The market values of the loans and financing and of the swap transactions were calculated according to the present value of these financial instruments, taking into account the interest rate practiced by the market for transactions of similar nature, term and risk, as shown below:

Telemig Celular Participações S.A. (holding) and Telemig

Celular Participações S.A. and its subsidiary (consolidated)

Accompanying notes to the

financial statements as of December 31, 2007 and 2006

In thousands of Reais, except as otherwise indicated

			Consolidated
		2007		2006
	Book value	Market value	Book value	Market value

Assets
Financial investments	7,179	7,179	17,349	17,349
Short term investments	720,268	720,268	506,405	506,405

Liabilities
Accounts payable - hedge transactions	91,630	92,035	43,539	48,669
Loans and financing	147,930	152,175	171,040	178,405

The hedge transactions are recognized to income on a monthly basis, taking into account the paper curve (Note 24a).

The market value of the investment in the subsidiary is calculated based on the closing quotes in the stock market showing the largest volume of trades for each instrument, or on the equity value of a non-traded class of shares. It is stressed that the market value calculated based on stock market quotes results from trading among minority shareholders, not necessarily representing the value that would be obtained in a transaction for transfer of equity control. Accordingly, the market value of the investment in the subsidiary is of R$2,342,513 on December 31, 2007 (2006- R$1,752,075).

25	Special purpose entities - SPEs

The Company, together with the subsidiary Telemig Celular S.A. and with the related companies Tele Norte Celular Participações S.A. and Amazônia Celular S.A., makes financial investments in Brazil in a Fund for Investment in Units of Investment Funds - FIC (exclusive), which is managed by Banco Itaú S.A., which in turn invests in units of other exclusive Investment Funds.

The financial statements of the FIC as of and for the year ended October 31, 2007 and 2006 were audited by the same independent accountants as for the Company, who issued an unqualified opinion.

The principal information on the Fund for Investment in Units of Investment Funds - FIC (exclusive) is summarized below:

	Holding		Consolidated
	2007	2006	2007	2006
Consolidated portfolio
Federal Treasury Bills - LTN	401,349	334,150	401,349	334,150
Financial Treasury Bills - LFT	235,187	143,029	235,187	143,029
Notes of National Treasury - NTN	4,895	-	4,895	-
Banking Deposit Certificate - CD’s (*)	92,997	-	92,997	-
Repurchase transactions (*)	18,177	58,127	18,177	58,127
Accounts payable	(78)	(175)	(78)	(175)

Telemig Celular Participações S.A. (holding) and Telemig

Celular Participações S.A. and its subsidiary (consolidated)

Accompanying notes to the

financial statements as of December 31, 2007 and 2006

In thousands of Reais, except as otherwise indicated

	752,527	535,131	752,527	535,131

% Participation at the end of the period	38.99%	41.48%	95.71%	94.63%
Amount of participation
Amounts available	293,423	221,946	720,268	506,405

Results of the FIC in the year	68,640	85,046	68,640	85,046
Participation in the results of the FIC	25,608	31,511	64,549	80,160

(*) Transactions made with prime financial institutions

For information purposes, the consolidated balance for short-term investments,	considering the nature of the investments in exclusive funds, is shown in Note 5.

26	Other Information

(a)	Proceedings related to the General Law of Telecommunications

In June 2005 the Company and its subsidiary company filed a legal action against the Banco do Brasil Employees’ Pension Fund - PREVI - and Banco do Brasil S.A., as the plaintiffs understood that the defendants make up a controlling group (through indirect participation) both in the Company and in its competitor TNL PCS S.A. (“Oi”). The action intended to avoid that the defendants could exercise their voting rights in the Company and in its entire chain of control until the issue pertinent to crossed equity participation can be resolved.

On October 16, 2006, upon investiture of its new Executive Board, the Company presented a petition in the case records for the action described above, through which it renounced the rights on which the relevant claim was based. On June 27, 2007 the proceeding was extinguished upon the judicial confirmation of the renouncement. The final judgment of the decision is still being expected.

27	Supplementary information

(a)	Statement of cash flow

The statement of cash flow presented below has the purpose of showing supplementary information and was prepared based on the determinations of SFAS 95 - Statement of cash flows.

	Holding		Consolidated
	2007	2006	2007	2006

Cash flow of operating activities
Net income for the period	148,406	113,414	148,406	113,414
Adjustments for reconciliation of the results to cash and cash equivalents generated from operating activities:
Depreciation and amortization	115	197	207,493	173,330

Telemig Celular Participações S.A. (holding) and Telemig

Celular Participações S.A. and its subsidiary (consolidated)

Accompanying notes to the

financial statements as of December 31, 2007 and 2006

In thousands of Reais, except as otherwise indicated

Results from the sale of property and equipment and intangible assets	11	251	1,452	1,206
Deferred income tax and social contribution	23,105	23,959	(9,475)	(16,992)
Set up (reversal) of long-term provisions, net of judicial deposits	(70)	6,593	(4,925)	20,255
Unrealized loss from hedge transactions	-	-	48,091	37,611
Unrealized earnings from short-term investments	(23,423)	(25,607)	(60,007)	(61,723)
Monetary and exchange variations, net	(506)	(5)	(31,501)	(20,313)
Equity accounting income	(148,135)	(114,544)	-	-
Dividends and interests on shareholders’ equity received	-	55,827	-	-
Lapsed dividends (holding)	-	-	(1,008)	(892)
Reversal of ICMS provision - current liabilities	-	-	-	(20,792)
Minority interests	-	-	29,803	23,044
Loss (gain) in participation (Note 10)	(73)	(72)	(73)	(72)
Variation in operating assets and liabilities:
Short term investments	(48,054)	35,332	(153,856)	232,332
Accounts, receivable, net	-	-	16,386	(22,878)
Taxes recoverable	(6,749)	(5,378)	(38,524)	(17,372)
Other current and non-current assets	1,022	(2,524)	(22,245)	(15,583)
Suppliers	(531)	48	(55,927)	(86,751)
Taxes payable	4,686	-	(4,231)	(16,238)
Accounts payable and other provisions	(1,549)	(547)	8,323	(10,132)
Accounts payable from hedge transactions	-	-		(14,120)
Cash from reverse share split	85,196	-	85,034	(149)
Other current and non-current liabilities	(119)	67	6,277	(337)
Net cash flow generated from operating activities	33,332	87,011	169,493	296,848

Cash flow from investment activities
Acquisition of property and equipment and intangibles	(10)	-	(145,806)	(159,529)
Additions to deferred assets	-	-	(6,794)	(2,435)
Resources from the sale of fixed assets	100	72	434	441
Net cash flow used (applied) in investment activities	90	72	(152,166)	(161,523)

Cash flow of financing activities
Issuance of debentures	-	-	6,210	-
Payment of loans and financing	-	(68)	-	(44,577)
Payment of dividends and interests on shareholders’ equity	(33,293)	(87,196)	(34,546)	(98,697)
Cash flow used in financing activities	(33,293)	(87,264)	(28,336)	(143,274)

Increase(Decrease) in cash and cash equivalents	129	(181)	(11,009)	(7,949)
Balance of cash and cash equivalents in the beginning of the year	65	246	21,368	29,317
Balance of cash and cash equivalents at the end of the year	194	65	10,359	21,368
Supplementary information:
Interest paid	-	3	16,015	19,945
Income tax and social contribution paid	3,067	8,822	90,338	80,038
Non-cash investment activities
Accounts payable for the acquisition of property and equipment payable	-	-	147,493	90,996

28	Subsequent events

In 2008, after deep assessment made by the internal and external legal advisors on the progress of the judicial proceeding that questioned the incidence of ICMS on monthly

Telemig Celular Participações S.A. (holding) and Telemig

Celular Participações S.A. and its subsidiary (consolidated)

Accompanying notes to the

financial statements as of December 31, 2007 and 2006

In thousands of Reais, except as otherwise indicated

subscription and value added services (Note 14 a), the subsidiary executed with the State of Minas Gerais a Term of Adhesion to the Agreement ICMS Nr. 72/2006 (incorporated, with limitations, by the Decree Nr. 44.422/2006 and later amendments). The referred Decree and its modifications authorize the State to grant partial waiver of the ICMS (reduction in tax rate) and its legal additions due in view of the provision of communication services. As a result of the referred adhesion, the subsidiary filed, at the Superior Court of Justice, a petition waiving the legal proceeding and, as an offset, with the express consent of the State of Minas Gerais which reimbursed to the Company the amount of R$251,624, corresponding to the difference between the amounts judicially deposited and the amounts due in function of the application of the referred Decree. The subsidiary, as of February 2008, resumed to pay the ICMS on subscription fees and value added services.

As a consequence of the exposed above, in the year 2008, the subsidiary reversed the totality of the provision of ICMS on subscription and value added services in the amount of R$700,005, being R$448,381 as an offset to judicial deposits recorded in the long term liabilities and R$251,624 to current year’s results. The effect to the result, net of expenses, income tax and social contribution and minority interests will total R$126,755. which were considered in the generation of cash, source of financing for the capital budget for the three-year period 2008-2010 to support the investments scheduled with maintenance and expansion of network and the introduction of new technologies.

* * *

Board of Directors

Sergio Spinelli Silva Junior Chairman

Alberto Ribeiro Güth Vice-chairman	Kevin Michael Altit Board Member

Elemér André Surányi Board Member	José Luiz Rodrigues Board Member

Carlos Alberto Rosa Board Member	Eléu Magno Baccon Board Member

Danilo de Siqueira Campos Board Member	Pedro Paulo Elejalde de Campos Board Member

José Wilson da Silva Board Member	Wagner Pinheiro de Oliveira Board Member

Fiscal Council

José Arthur Escodro Chairman

Edmilson Gama da Silva Council Member	Jorge Luiz Gouvêa Council Member

Alexsandro de Souza Popovic Council Member

Executive Board

André Machado Mastrobuono Chief Executive Officer, Finance and Investor Relations Officer

Marcus Roger Meireles Martins da Costa
Human Resources Officer

Ricardo Antunes Agostini Finance Executive Officer

Giuliano Augusto de Melo Accountant CRC - MG-074244/0-0 “S” DF

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 03, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ André Mastrobuono

Name:	André Mastrobuono
Title:	CEO, CFO and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.